Exhibit 99.1

Emera Incorporated

Annual Information Form

For the year ended December 31, 2018

March 29, 2019

ANNUAL INFORMATION FORM

For the year ended December 31, 2018

Dated: March 29, 2019

TABLE OF CONTENTS

PRESENTATION OF INFORMATION	4
CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION	4
CORPORATE STRUCTURE	6
Name and Incorporation	6
Amended Articles of Association	6
Intercorporate Relationships	6
INTRODUCTION	7
DESCRIPTION OF THE BUSINESS	8
Emera Florida and New Mexico	9
Nova Scotia Power	12
Emera Maine	15
Emera Caribbean	16
Emera Energy	19
Corporate and Other	21
GENERAL DEVELOPMENT OF THE BUSINESS	24
Emera Florida and New Mexico	24
Nova Scotia Power	25
Emera Maine	26
Emera Caribbean	27
Emera Energy	28
Corporate and Other	28
USGAAP – Exemptive Relief and Companies Act Relief	28
Financing Activity	29
US Tax Reform	30
RISK FACTORS	30
CAPITAL STRUCTURE	30
Common Shares	30
Emera First Preferred Shares	30
Emera Second Preferred Shares	31
Share Ownership Restrictions	31
CREDIT RATINGS	32
DIVIDENDS	33
MARKET FOR SECURITIES	33
Trading Price and Volume	33
DIRECTORS AND OFFICERS	34
Directors	34
Officers	36
AUDIT COMMITTEE	37
Audit and Non-Audit Services Pre-Approval Process	38
Auditors’ Fees	39
CERTAIN PROCEEDINGS	39
CONFLICTS OF INTEREST	40
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	40
NO INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	40
MATERIAL CONTRACTS	40

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TRANSFER AGENT AND REGISTRAR	40
EXPERTS	40
ADDITIONAL INFORMATION	41
APPENDIX “A”	42
Definitions of Certain Terms	42
APPENDIX “B”	48
Terms and Conditions of Authorized Series of First Preferred Share	48
APPENDIX “C”	50
Monthly trading volume and high and low price for Emera’s securities in 2018:	50
APPENDIX “D”	51
Audit Committee Charter	51

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PRESENTATION OF INFORMATION

Unless otherwise noted, the information contained in this Annual Information Form (“AIF”) is given at or for the period ended December 31, 2018. Amounts are expressed in Canadian dollars unless otherwise indicated. All financial information presented in millions of Canadian dollars is rounded to the nearest million unless otherwise stated. Unless otherwise indicated, all financial information is presented in accordance with United States’ generally accepted accounting principles (USGAAP). The Company uses adjusted net income, EBITDA and adjusted EBITDA as financial performance measures, which are not defined financial measures according to USGAAP and do not have standardized meanings prescribed by USGAAP. For further discussion of such terms, see the Company’s Management’s Discussion and Analysis (MD&A) dated February 15, 2019 for the year ended December 31, 2018.

Certain capitalized terms used herein, and not otherwise defined herein, are defined under “Definitions of Certain Terms”, attached to this AIF as Appendix “A”. Reference to “including”, “include”, or “includes” means “including (or includes) but is not limited to” and shall not be construed to limit any general statement preceding it to the specific or similar items or matters immediately following it.

This AIF provides material information about the business and operations of Emera Incorporated. The “Enterprise Risk and Risk Management” section of the Company’s MD&A dated February 15, 2019 for the year ended December 31, 2018 is incorporated herein by reference and can be found on SEDAR at www.sedar.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This AIF, including the documents incorporated herein by reference, contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws (collectively, “forward-looking information”). The words “anticipates”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “plans”, “projects”, “schedule”, “should”, “targets”, “will”, “would”, and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. References to “Emera” in this section include references to the subsidiaries of Emera.

The forward-looking information in this AIF, including the documents incorporated herein by reference, includes statements which reflect the current view of Emera’s management with respect to Emera’s objectives, plans, financial and operating performance, business prospects and opportunities. The forward-looking information reflects management’s current beliefs and is based on information currently available to Emera’s management and should not be read as guarantees of future events, performance or results, and will not necessarily be accurate indications of whether, or the time(s) at which, such events, performance or results will be achieved. All such forward-looking information in this AIF is provided pursuant to safe harbour provisions contained in applicable securities laws.

The forward-looking information in this AIF, including the documents incorporated herein by reference, includes, but is not limited to, statements regarding: Emera’s revenue, earnings and cash flow; the growth and diversification of Emera’s business and earnings base; future annual net income and dividend growth; expansion of Emera’s business in the United States and elsewhere; the planned sale of select assets, including Emera Maine; the expected compliance by Emera and its subsidiaries with the regulation of its operations; the expected timing of regulatory decisions; forecasted capital expenditures; the nature, timing and costs associated with certain capital projects; the expected impact on Emera of challenges in the global economy; estimated energy consumption rates; expectations related to annual operating cash flows; the expectation that Emera will continue to have reasonable access to capital in the near to medium term; expected debt maturities, repayments and renewals; expectations about increases in interest expense and/or fees associated with debt securities and credit facilities; no material adverse credit rating actions expected in the near term; the successful development of relationships with various stakeholders, the impact of currency fluctuations; expected changes in electricity rates; and the impacts of planned investment by the industry of gas transportation infrastructure within the United States.

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The forecasts and projections that make up the forward-looking information are based on reasonable assumptions which include, but are not limited to: the receipt of applicable regulatory approvals and requested rate decisions; no significant operational disruptions or environmental liability due to a catastrophic event or environmental upset caused by severe weather, other acts of nature or other major events; seasonal weather patterns remaining stable; no significant cyber or physical attacks or disruptions to Emera’s systems; the continued ability to maintain transmission and distribution systems to ensure their continued performance; continued investment in wind and hydro generation; continued natural gas activity; no severe and prolonged downturn in economic conditions; sufficient liquidity and capital resources; the continued ability to hedge exposures to fluctuations in interest rates, foreign exchange rates and commodity prices; no significant variability in interest rates; market for, pricing and timing of select asset sales, including the sale of Emera Maine; expectations regarding the nature, timing and costs of capital spending of Emera and its subsidiaries; expectations regarding rate base growth; the continued competitiveness of electricity pricing when compared with other alternative sources of energy; the continued availability of commodity supply; the absence of significant changes in government energy plans and environmental laws and regulations that may materially affect the operations and cash flows of Emera; maintenance of adequate insurance coverage; the ability to obtain and maintain licenses and permits; no material decrease in market energy sales prices; favourable labour relations; and sufficient human resources to deliver service and execute the capital program.

The forward-looking information is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information. Factors that could cause results or events to differ from current expectations include, but are not limited to: regulatory risk; operating and maintenance risks; changes in economic conditions; commodity price and availability risk; liquidity and capital market risk; market for, pricing and timing of select asset sales, including the sale of Emera Maine; future dividend growth; timing and costs associated with certain capital investments; the expected impacts on Emera of challenges in the global economy; estimated energy consumption rates; maintenance of adequate insurance coverage; changes in customer energy usage patterns; developments in technology which could reduce demand for electricity; weather; unanticipated maintenance and other expenditures; system operating and maintenance risk; derivative financial instruments and hedging; interest rate risk; counterparty credit risk; commercial relationship risk; disruption of fuel supply; country risks; environmental risks; foreign exchange; regulatory and government decisions, including changes to environmental, financial reporting and tax legislation; risks associated with pension plan performance and funding requirements; loss of service area; risk of failure of information technology infrastructure and cybersecurity risks; market energy sales prices; labour relations; and availability of labour and management resources.

Readers are cautioned not to place undue reliance on forward-looking information as actual results could differ materially from the plans, expectations, estimates or intentions and statements expressed in the forward-looking information. All forward-looking information in this AIF and in the documents incorporated herein by reference is qualified in its entirety by the above cautionary statements and, except as required by law, Emera undertakes no obligation to revise or update any forward-looking information as a result of new information, future events or otherwise.

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CORPORATE STRUCTURE

Name and Incorporation

Emera Incorporated was incorporated on July 23, 1998 pursuant to the Companies Act (Nova Scotia). The Reorganization Act and the Privatization Act require the Company’s Articles of Association (the “Articles”) to contain provisions specifying that the head office and the principal executive offices of the Company are to be situated in the Province of Nova Scotia. The current address of the Company’s registered office, head office and principal executive offices is Emera Place, 5151 Terminal Road, Halifax, Nova Scotia, Canada, B3J 1A1.

Amended Articles of Association

The Board approved amendments to the Company’s Articles, which were presented to its shareholders and approved on May 17, 2016. The primary intent of the substantive amendments was to modernize aspects of the Articles to reflect developments in technology, business practice, governing law and the regulatory environment. For more information on these amendments to the Company’s Articles, please refer to the Management Information Circular of Emera distributed in connection with Emera’s annual meeting of shareholders held on May 17, 2016, as amended, a copy of which is available electronically under Emera’s profile on SEDAR at www.sedar.com.

Intercorporate Relationships

The following table sets forth the relationships among the Company and its principal subsidiaries, the percentage of votes attaching to all voting securities of its respective subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by the Company, as well as their respective jurisdictions of incorporation, continuance, formation or organization. This table excludes certain subsidiaries, the assets and revenues of which did not individually exceed 10%, or in the aggregate exceed 20% of the total consolidated assets or total consolidated revenues of the Company as at December 31, 2018.

Subsidiaries	Percentage Ownership (%)	Jurisdiction
Tampa Electric Company	100	Florida
Nova Scotia Power	100	Nova Scotia
Emera Maine(1)	100	Maine
EE New England Gas Generation(2)	100	Delaware
Emera Energy Services	100	Canada/United States
GBPC	100	The Bahamas
ECI	100	Barbados
NMGC	100	Delaware
EBPC	100	Canada
ENL	100	Newfoundland and Labrador

(1)

On March 25, 2019, Emera announced an agreement to sell Emera’s interest in Emera Maine for a purchase price of USD$959 million ($1,286 million). Including the assumed debt, aggregate enterprise value is forecasted to be approximately USD$1.3 billion ($1.8 billion) on closing. The transaction is subject to certain conditions and obtaining regulatory approvals, including those of the MPUC, the FERC and pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and is anticipated to close late in 2019.

(2)

On November 26, 2018, Emera announced an agreement to sell its New England Gas Generation Facilities. The transaction closed on March 29, 2019. For further discussion, refer to note 17 of the Company’s Financial Statements dated February 15, 2019, for the year ended December 31, 2018, which are incorporated herein by reference and available under Emera’s profile on SEDAR at www.sedar.com.

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INTRODUCTION

Emera is a geographically diverse energy and services company with approximately $32 billion in assets and 2018 revenues of approximately $6.5 billion. Emera has investments in electricity generation, transmission and distribution and gas transmission and distribution, predominantly within rate-regulated utilities which support strong, consistent earnings and cash flow. Emera seeks to provide its customers with reliable, cost-effective and sustainable energy products and services, and provides regional energy solutions by connecting its assets, markets and partners in Canada, the United States and the Caribbean. The Company’s strategic focus continues to center on investing in the transformation of high carbon to low carbon energy, specifically by investing in cleaner energy generation, transmission assets to bring cleaner energy to market, and natural gas infrastructure.

Utilities

Regulated utilities are the foundation of Emera’s business, providing the company with strong and consistent earnings. From its beginnings as NS Power Holdings Incorporated in 1998 following the privatization of Nova Scotia Power Corporation in 1992, Emera has grown by investing in its businesses and through strategic acquisitions. Emera became an international business with the acquisition of Bangor Hydro in 2001 and expanded its investment in the State of Maine by adding MAM in 2010. In July 2016, Emera significantly increased its presence in the United States by completing the TECO Transaction. In the Caribbean, Emera has built a business of scale, starting with its investment in Lucelec in 2007, and now wholly-owning the electric utilities in Barbados and Grand Bahama and holding a majority ownership interest in the electric utility in Dominica.

At the core of Emera’s electric utilities strategy is identifying opportunities to invest in the transition from higher-carbon methods of electricity generation to lower-carbon alternatives. In September 2017, Tampa Electric announced its intention to invest approximately USD$ 850 million over four years in 600 MW of new solar projects across its territory. NSPI has invested in wind energy, biomass and hydroelectricity and is on track to meet a minimum 40% renewable standard by 2020. In the Caribbean, Emera is similarly focused on introducing cleaner generation alternatives. All investments have an emphasis on affordability and fuel cost stability for customers. Emera’s strategy for its gas utilities is to invest in infrastructure renewal and expansion of service territory.

Transmission

Emera is investing in electricity transmission to help deliver renewable energy to market. Emera’s leadership in the Maritime Link Project and its investment in the Labrador-Island Transmission Link Project are helping to contribute to the transformation of the electricity market in the Atlantic Provinces, enabling an increase in the availability of clean, renewable energy for the region. The Maritime Link completed commissioning and entered service on January 15, 2018. Construction of the LIL has been completed and the energization phase of the project began in June 2018. Emera expects that the Atlantic Provinces will benefit from enhanced connection to the Northeastern United States, providing potential for excess renewable energy to be delivered throughout that region.

Non-regulated

Since its formation in 2003, Emera Energy has been an active participant in the physical energy marketing and trading business, primarily in northeast North America. It has built its business based on expert market knowledge, a focus on customer service and robust risk management. Since late 2013 Emera Energy also owned a portfolio of natural gas fired generation facilities in New England (the “NEGG Facilities”).

On November 26, 2018, Emera announced an agreement to sell the NEGG Facilities for USD$590 million plus a final working capital adjustment made on close. Emera intends to use the proceeds from the sale of the NEGG Facilities to reduce corporate level debt and support capital investment opportunities within the regulated utility business. The transaction closed on March 29, 2019.

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As it has grown, Emera has held true to the core values that guide its business: building relationships of integrity, focusing on operations and service excellence, investing in its people and making safety and health its foremost priority. For more information on the business operations of the Company, refer to the “Description of the Business” section below.

DESCRIPTION OF THE BUSINESS

General

Based in Halifax, Nova Scotia, Emera owns and operates cost-of-service rate-regulated electric and gas utilities in Canada, the United States and the Caribbean. Cost-of-service utilities provide essential gas and electric services in designated territories under franchises, and are overseen by regulatory authorities. Emera’s strategic focus is to safely deliver cleaner, affordable and reliable energy to customers.

Approximately 70 per cent of Emera’s current adjusted earnings are generated from operations in Florida and Nova Scotia. These jurisdictions provide generally stable regulatory and strong economic environments. Approximately 50 per cent of Emera’s assets and current adjusted earnings are from its operations in Florida.

Emera’s portfolio of regulated utilities provides reliable earnings, cash flow and dividends. Earnings opportunities in regulated utilities are generally driven by the magnitude of net investment in the utility (known as “rate base”), the amount of equity in the capital structure and the return on equity as allowed through regulation. Earnings are also affected by sales volumes and operating expenses.

The foundation of Emera’s strategy is its collaborative approach to strategic partnerships, its ability to find creative solutions to work within and across multiple jurisdictions, and its experience dealing with complex projects and investment structures. Emera and its subsidiaries had 7,523 employees at December 31, 2018, approximately 40 per cent of whom are unionized.

Emera has grown its business through investments in its rate-regulated subsidiaries which include:

•	TEC (including PGS) and NMGC (see “Emera Florida and New Mexico” section below);
•	NSPI (see “Nova Scotia Power” section below);
•	Emera Maine (see “Emera Maine” section below); and
•	BLPC, GBPC and Domlec (see “Emera Caribbean” section below).

Emera has also grown its business through its non-regulated subsidiaries (Emera Energy (see “Emera Energy” section below) and Emera Utility Services) and additional regulated strategic investments and activities that include:

•	Emera’s 100% investment in Maritime Link;
•	Emera’s 49.5% investment in the partnership capital of LIL; and
•	a 12.9% interest in M&NP (see “Corporate and Other” section below).

Emera has a $6.5 billion capital investment plan over the 2019 to 2021 period, including investing $2.2 billion (USD$1.7 billion) in Florida for Tampa Electric’s 600 megawatts (“MW”) of new solar generation and the modernization of the Big Bend Power Station. This planned capital investment will be funded primarily through internally generated cash flows, debt raised at the operating company level and select asset sales. Equity capital markets, including the issuance of common and preferred equity and the dividend reinvestment plan will continue to support the company’s future capital investments. Maintaining investment-grade credit ratings is a key priority of management.

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Business Segments

The Company’s activities are currently carried out through six business segments: Emera Florida and New Mexico, Nova Scotia Power Inc., Emera Maine, Emera Caribbean, Emera Energy and Corporate and Other. The Company is reviewing its internal reporting to the chief operating decision maker and planning changes to its reportable segments for 2019.

The following sections describe the operations included in each of the Company’s reportable segments.

Emera Florida and New Mexico

Emera Florida and New Mexico consists of TECO Energy, the parent company of TEC, NMGC, SeaCoast and TECO Finance. TEC consists of two divisions, Tampa Electric and PGS.

Tampa Electric is a vertically integrated regulated electric utility. Tampa Electric provides electricity generation, transmission and distribution services in West Central Florida to approximately 764,000 customers with approximately USD$7.8 billion in assets and 2,116 employees. PGS and NMGC are regulated gas distribution utilities. PGS serves approximately 392,000 customers across Florida with approximately USD$1.4 billion in assets and 593 employees. NMGC serves approximately 530,000 customers across New Mexico with approximately USD$1.3 billion in assets and 700 employees.

Tampa Electric and PGS are regulated separately by the FPSC. Tampa Electric is also subject to regulation by FERC. In general, the FPSC sets rates at a level that allows utilities such as Tampa Electric and PGS to collect total revenues or revenue requirements equal to their cost of providing service, including an appropriate return on invested capital.

NMGC is subject to regulation by the NMPRC. The NMPRC sets rates at a level that allows NMGC to collect total revenues equal to their cost of providing service, including an appropriate return on invested capital.

Market and Sales

Emera Florida and New Mexico Electricity Revenue and Sales by Customer Class
	Electric Revenues (%)		GWh Electric Sales Volumes (%)
For the year ended December 31	2018	2017	2018	2017
Residential	51.8	49.1	47.3	46.5
Commercial	28.3	28.2	31.5	32.8
Industrial	7.8	7.7	10.1	10.4
Other	12.1	15.0	11.1	10.3
Total	100.0	100.0	100.0	100.0

Emera Florida and New Mexico Gas Revenue and Sales by Customer Class
	Gas Revenues (%)		Therms Gas Sales Volumes (%)
For the year ended December 31	2018	2017	2018	2017
Residential	49.9	50.1	13.9	13.4
Commercial	29.6	30.1	28.5	29.5
Industrial	4.8	4.8	48.0	47.5
Other	15.7	15.0	9.6	9.6
Total	100.0	100.0	100.0	100.0

Tampa Electric

At December 31, 2018, Tampa Electric owned 5,238 MW of generating capacity, of which 77 per cent was natural gas-fired, 20 per cent was coal and petroleum coke and 3 per cent was solar. Tampa Electric owns 2,150 km of transmission facilities and 18,750 km of distribution facilities.

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Tampa Electric’s target regulated ROE range is 9.25 per cent to 11.25 per cent, based on an allowed equity capital structure of 54 per cent. An ROE of 10.25 per cent is used for the calculation of the return on investments for clauses.

Fuel Recovery Clause

Tampa Electric has a fuel recovery clause that is approved by the FPSC, allowing it the opportunity to recover fuel expenses from customers through annual fuel rate adjustments. Differences between prudently incurred fuel costs and amounts recovered from customers through electricity rates in a year are deferred to a fuel clause regulatory asset or liability and recovered from or returned to customers in a subsequent year.

Other Cost Recovery Clauses

The FPSC annually approves cost-recovery rates for purchased power, capacity, environmental and conservation costs, including a return on capital invested. Differences between the prudently incurred clause-recoverable costs and amounts recovered from customers through electricity rates in a year are deferred to a corresponding regulatory asset or liability and recovered from or returned to customers in a subsequent year.

Storm Reserve

The storm reserve is for hurricanes and other named storms that cause significant damage to Tampa Electric’s system. Tampa Electric can petition the FPSC to seek recovery of restoration costs over a 12-month period, or longer, as determined by the FPSC, as well as replenish the reserve. At December 31, 2018, Tampa Electric’s storm reserve liability balance was USD$56 million.

PGS

The PGS system includes approximately 20,920 km of natural gas mains and 11,910 km of service lines. Gas mains are distribution lines that serve as a common source of supply for more than one service line. Natural gas throughput (the amount of gas delivered to its customers, including transportation-only service) was 2.0 billion therms in 2018.

The approved ROE range for PGS is 9.25 per cent to 11.75 per cent, on an allowed equity capital structure of 54.7 per cent. Absent any rate case filing, the bottom of the range will increase to 9.75 per cent in 2021. An ROE of 10.75 per cent is used for the calculation of return on investments for clauses.

Fuel Recovery Clause

PGS recovers the costs it pays for gas supply and interstate transportation for system supply through its PGAC. This clause is designed to recover the actual costs incurred by PGS for purchased gas, gas storage services, interstate pipeline capacity and other related items associated with the purchase, distribution and sale of natural gas to its customers. These charges may be adjusted monthly based on a cap approved annually by the FPSC.

Other Cost Recovery Clauses

The FPSC annually approves cost-recovery rates for conservation costs including a return on capital invested incurred in developing and implementing energy conservation programs. In 2012, the FPSC approved a new cast iron/bare steel pipe replacement clause to recover the cost of accelerating the replacement of cast iron and bare steel distribution lines in the PGS system. The FPSC approved a replacement program of approximately 5 per cent, or 800 km, of the PGS system at a cost of approximately $80 million over a 10-year period. As part of the depreciation study settlement agreement approved by the FPSC in February 2017, the cast iron/bare steel clause was expanded to allow recovery of accelerated replacement of certain obsolete sections of pipe.

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On September 12, 2018, the FPSC approved a settlement agreement filed by PGS, authorizing the utility to amortize USD$11 million of its manufactured gas plant (“MGP”) environmental regulatory asset and net it against its estimated 2018 tax reform benefits. Beginning in January 2019, PGS lowered base rates by USD$12 million to reflect the impact of tax reform and reduced depreciation rates by USD$10 million in accordance with the settlement agreement.

NMGC

NMGC serves about 60 per cent of the state’s population in 23 of New Mexico’s 33 counties. NMGC’s system includes approximately 2,640 km of transmission lines and 17,040 km of distribution lines. Annual natural gas throughput was approximately 825 million therms in 2018.

The approved ROE for NMGC is 10 per cent on an allowed equity capital structure of 52 per cent. NMGC’s rates were established in a 2012 rate case settlement and were frozen until December 31, 2017 per the 2016 Order approving Emera’s acquisition of TECO Energy. NMGC filed a rate case, including the prospective impact of tax reform, on February 26, 2018. A hearing in the rate case was held on September 24, 2018, where an uncontested stipulation on the rate request was presented. A second hearing on the rate case related to 2018 tax reform benefits was held on December 17, 2018. As of December 31, 2018, NMGC recorded a regulatory liability of USD$8 million to reflect 2018 tax reform benefits. Decisions by the NMPRC on the rate case and on 2018 tax reform benefits is expected in 2019.

Fuel Recovery Clause

NMGC recovers gas supply costs through a PGAC. This clause recovers NMGC’s actual costs for purchased gas, gas storage services, interstate pipeline capacity, and other related items associated with the purchase, distribution, and sale of natural gas to its customers.

On a monthly basis, NMGC can adjust the charges based on next month’s expected cost of gas and any prior month under-recovery or over-recovery. The NMPRC requires that NMGC annually file a reconciliation of the PGAC period costs and recoveries. NMGC must file a PGAC continuation filing with the NMPRC every four years to establish that the continued use of the PGA clause is reasonable and necessary. In December 2016, NMGC received approval of its PGA clause continuation filing for the four-year period ending December 2020.

2017 Revaluation of U.S. Non-Regulated Deferred Income Taxes

In Q4 2017, due to enactment of the U.S. Tax Cuts Act, Emera Florida and New Mexico recorded a USD$221 million non-cash income tax expense resulting from the provisional revaluation of existing US non-regulated net deferred income tax assets. No further adjustments were recognized in 2018 and the Company has completed its accounting for this revaluation. Management believes excluding this revaluation from adjusted net income better distinguishes the ongoing operations of the business and allows investors to better understand and evaluate the Company. For more information on the U.S. Tax Cuts Act in relation to Emera Florida and New Mexico, please see the “Consolidated Income Statement Highlights” section and the “2017 Revaluation of US Non-regulated Deferred Income Taxes” in the MD&A, incorporated herein by reference.

Contribution to Consolidated Net Income and Adjusted Net Income

For the year ended December 31, 2018, Emera Florida and New Mexico’s contribution to consolidated net income increased by USD$257 million to USD$331 million compared to USD$74 million during the same period in 2017. Adjusted for the revaluation of US non-regulated deferred income taxes, Emera Florida and New Mexico’s adjusted contribution to consolidated net income increased by USD$36 million to USD$331 million in 2018 compared to USD$295 million during the same period in 2017.

Seasonal Nature

Electric and gas sales volumes are primarily driven by general economic conditions, population and weather. Residential and commercial electricity and gas sales are seasonal. In Florida, Q3 is the

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strongest period for electricity sales, reflecting warmer weather and cooling demand. In New Mexico and Florida, Q1 is the strongest period for gas sales due to colder weather and heating demand.

Capital Expenditures

Emera Florida and New Mexico’s capital expenditures in 2018 were USD$1.2 billion (2017 – USD$0.7 billion). In 2019, Emera Florida and New Mexico expects to invest approximately USD$1.3 billion in capital projects, including allowance for funds used during construction (“AFUDC”), compared to USD$1.2 billion in 2018. Capital projects include supporting normal system reliability and growth at the three utilities. Tampa Electric’s investments include the modernization of the Big Bend Power Station, solar projects and AMI. AFUDC will be earned during the construction periods.

PGS will make investments in 2019 to expand its system and support customer growth, including expected investments related to compressed natural gas fueling stations and liquefied natural gas facilities, and continued replacement of obsolete plastic, cast iron and bare steel pipe.

On April 4, 2018, SeaCoast executed an agreement with Seminole Electric Cooperative, Inc. (“Seminole”) to provide long-term firm gas transportation service to Seminole’s new gas-fired generating facility being constructed in Putnam County, Florida. SeaCoast will construct and operate a 21-mile, 30-inch pipeline lateral that is anticipated to go into service by 2022. The estimated capital investment is projected to be in the range of USD$100 million to USD$120 million with the majority of the investment expected in 2020 and 2021.

NMGC expects to complete planning phases of the Santa Fe Mainline Looping project in 2019, and will continue to invest in system improvements by replacing legacy pipe and making pipeline integrity management improvements.

Environmental Considerations

Tampa Electric has an ECRC which allows the company to earn a return on investments in new facilities to comply with new environmental regulations and to recover the costs to operate and maintain these facilities. Through its conservation cost recovery clause, Tampa Electric also offers its customers a comprehensive array of residential and commercial programs that have enabled the company to meet its required demand side management goals, reduce weather-sensitive peak demand and conserve energy.

Tampa Electric operates fossil fuel burning power plants with air emissions regulated by the Clean Air Act and material Clean Water Act implications and impacts by federal and state legislative initiatives. Tampa Electric has achieved the emission-reduction levels called for in Phase I and Phase II of CAIR and these expenses were rate recoverable under the Florida ECRC as approved by the FPSC. Similarly, future expenses should be eligible for recovery upon petition by Tampa Electric and approval by the FPSC. On July 7, 2011, the U.S. Environmental Protection Agency (“EPA”) released its final CAIR-replacement rule, called CSAPR and Florida sources, including Tampa Electric, were subject to the ozone season NOx trading program. An update to CSAPR was finalized on October 26, 2016 and was implemented in 2017. As a result of active engagement of Tampa Electric’s regulatory response groups, EPA updated its modeling to include proper consideration of atmospheric dynamics and Florida is no longer subject to CSAPR requirements as of 2017. On February 15, 2019 EPA proposed to codify that Florida is meeting its “good neighbor” obligation to prohibit emissions from contributing significantly to nonattainment or interfering with maintenance in another state, related to the 2008 ozone NAAQS. However, Florida (including Tampa Electric power plants) could be subject to a future version of CSAPR as a result of an expected update triggered by compliance with the more stringent 2015 ozone standard or ongoing litigation related to current rule applicability.

Nova Scotia Power

NSPI is a vertically integrated regulated electric utility. It is the primary electricity supplier in Nova Scotia, providing electricity generation, transmission and distribution services to approximately 519,000 customers with approximately $5.1 billion in assets and an average of approximately 1,800 active employees in 2018.

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NSPI is a public utility as defined in the Public Utilities Act and is subject to regulation under the Public Utilities Act by the UARB. The Public Utilities Act gives the UARB supervisory powers over NSPI’s operations and expenditures. Electricity rates for NSPI’s customers are subject to UARB approval.

NSPI’s approved regulated ROE range is 8.75 per cent to 9.25 per cent based on an actual five quarter average regulated common equity component of up to 40 per cent.

NSPI has a UARB approved FAM, allowing NSPI to recover fuel costs from customers through annual fuel rate adjustments. Differences between prudently incurred fuel costs and amounts recovered from customers through electricity rates in a given year are deferred to a FAM regulatory asset or liability and recovered from or returned to customers in a subsequent year. Pursuant to the FAM plan of administration, NSPI’s fuel costs are subject to independent audit.

As at December 31, 2018, the FAM has a net liability balance of $161 million (2017 - $177 million net liability).

Market and Sales

NSPI Revenue and Electricity Sales by Customer Class
	Electric Revenues (%)		GWh Electric Sales Volumes (%)
For the year ended December 31	2018	2017	2018	2017
Residential	51.8	51.9	43.2	42.7
Commercial	28.7	29.5	29.2	29.9
Industrial	16.5	15.3	24.6	24.1
Other	3.0	3.3	3.0	3.3
Total	100.0	100.0	100.0	100.0

Energy Sources and Generation

NSPI owns 2,441 MW of generating capacity, of which approximately 43 per cent is coal-fired, 28 per cent is natural gas and/or oil, 20 per cent is hydro and wind, 7 per cent is petroleum coke and 2 per cent is biomass-fueled generation, supplemented by 546 MW contracted with IPPs and Community Feed-In Tariff participants.

Comparative costs of fuel sources fluctuate from year to year. For information describing the percentage of total electric energy generated by fuel source and for information related to the cost of electricity generation, see the “NSPI Regulated Fuel for Generation and Purchased Power” section of the MD&A, which is incorporated herein by reference.

System Operations

The ECC co-ordinates and controls the electric generation and transmission and distribution facilities. The ECC is linked to the generating stations and other key facilities through the Supervisory Control and Data Acquisition system, a communication network used by system operators for remote monitoring and control of the power system components.

Through an interconnection agreement with NB Power, NSPI’s system has access to other regional power systems and the rest of the interconnected North American electric bulk power systems.

Transmission and Distribution

NSPI transmits and distributes electricity from its generating stations to its customers. NSPI’s transmission system consists of approximately 5,000 km of transmission facilities. The distribution system consists of approximately 27,000 km of distribution facilities.

Emera Incorporated – 2018 Annual Information Form	13

Contribution to Consolidated Net Income

NSPI’s contribution to Emera’s consolidated net income was $131 million in 2018 ($129 million in 2017).

Seasonal Nature

Electric sales volume is primarily driven by general economic conditions, population, weather and demand side management. Residential and commercial electricity sales are seasonal in Nova Scotia, with Q1 typically being the strongest period, reflecting colder weather and fewer daylight hours in the winter season.

Capital Expenditures

NSPI’s capital expenditures in 2018 were $348 million (2017 - $392 million). In 2019, NSPI expects to invest approximately $340 million, including AFUDC, in capital projects, compared to $348 million in 2018. NSPI is investing in projects which will support system reliability and AMI. In June 2018, the UARB approved NSPI’s $133 million capital application to upgrade customers to AMI. NSPI will commence installation of AMI in 2019 and expects the full AMI project to be completed in 2021.

The UARB prescribes and approves depreciation rates and regulated accounting policies. Depreciation rates are reviewed periodically. A settlement agreement on depreciation rates became effective on January 1, 2012.

Environmental Considerations

NSPI is subject to environmental regulations as set by both the Province of Nova Scotia and the Government of Canada. NSPI continues to work with both levels of government to comply with these regulations, maximizing efficiency of emission control measures and minimizing customer cost. NSPI anticipates that any costs prudently incurred to achieve the legislated reductions will be recoverable from customers under NSPI’s regulatory framework.

The Government of Canada (“the Government”) introduced the Pan-Canadian Framework on Clean Growth and Climate Change (“the Framework”) in early 2017. As part of the Framework, in February 2018, the Government introduced proposed changes to the greenhouse gas (“GHG”) coal regulations designed to remove coal fired generation by 2030, subject to equivalency agreements. At that time, a regulation was introduced specifying the emission intensities required for new natural gas fired generation and for boiler conversions from coal to natural gas.

The Government published final regulations for both coal and natural gas generation in December 2018. NSPI expects the changes to equivalency agreements to be finalized in 2019. This agreement allows NSPI to achieve compliance with federal GHG emissions regulations by meeting provincial legislative and regulatory requirements as they are deemed to be equivalent.

On October 23, 2018, the Government confirmed that the cap and trade carbon pricing system proposed by the Province of Nova Scotia met the federal benchmark. The Province of Nova Scotia has published final details on the program regarding registration and operating rules. NSPI was granted 22 million metric tons of carbon dioxide allowances for the four year compliance period of 2019 through 2022.

The Government is continuing to develop a clean fuel standard with the expectation that it will not apply to the electricity sector until 2022 at the earliest. NSPI anticipates any prudently incurred costs, required to comply with the Framework and the cap and trade pricing system, will be recoverable from customers.

For further information on environmental regulations affecting NSPI, see NSPI’s Annual Information Form.

Emera Incorporated – 2018 Annual Information Form	14

Emera Maine

Emera Maine is a transmission and distribution regulated electric utility. Its transmission operations are regulated by FERC, and its distribution operations and stranded cost recoveries are regulated by the MPUC. Electricity generation is deregulated in Maine, and several suppliers compete to provide customers with the energy delivered through the utility’s transmission and distribution networks.

There are currently four pending complaints filed with FERC to challenge the base ROE under the ISO-NE Open Access Transmission Tariff (“OATT”). On October 16, 2018, the FERC issued an order that addressed all four complaint proceedings. The FERC order proposed a new methodology to set ROEs. Based on the new methodology, the FERC’s preliminary finding was a 10.41 per cent base ROE for the ISO-NE OATT. The FERC has permitted parties to comment on the new methodology and its application to the four pending complaint proceedings. The current reserve is expected to be sufficient to cover the impact of this preliminary finding. For further discussion on the complaints, refer to note 26 to the consolidated financial statements of Emera for the year ended December 31, 2018.

Emera Maine has approximately USD$1.2 billion of assets, serving approximately 159,000 customers in the State of Maine. Emera Maine owns and operates approximately 2,000 km of transmission facilities and 10,000 km of distribution facilities and has a workforce of approximately 406 people.

Market and Sales

Approximately 44 per cent of Emera Maine’s electric revenue represents distribution operations, 46 per cent is associated with transmission operations and 10 per cent relates to stranded cost recoveries. The rates for each element are established in distinct regulatory proceedings.

Emera Maine Revenue and Electricity Sales by Customer Class
	Electric Revenues (%)		GWh Electric Sales Volumes (%)
For the year ended December 31	2018	2017	2018	2017
Residential	50.3	47.9	42.2	41.4
Commercial	37.6	36.7	39.2	39.9
Industrial	7.3	7.1	18.0	18.0
Other	4.8	8.3	0.6	0.7
Total	100.0	100.0	100.0	100.0

Distribution Operations

Emera Maine’s distribution businesses operate under a traditional cost-of-service regulatory structure, and distribution rates are set by the MPUC. In June 2018, the MPUC approved a 5.3 per cent distribution rate increase. This increase was effective July 1, 2018 and is based on a 9.35 per cent ROE and a common equity component of 49 per cent. Prior to July 1, 2018, the allowed ROE was 9.0 per cent on a common equity component of 49 per cent.

2017 Revaluation of U.S. Non-Regulated Deferred Income Taxes

In Q4 2017, due to enactment of the U.S. Tax Cuts Act, Emera Maine recorded a USD$112 million non-cash provisional revaluation of existing US regulated net deferred income tax liabilities. Emera Maine recorded an equivalent increase of a regulatory liability as the impact of lower US taxes is expected to be returned to customers over time, as required by the U.S. Tax Cuts Act or by order of the regulator. As a result, the deferred tax adjustment for Emera Maine had an impact on the 2017 balance sheet but no impact on 2017 earnings. No further adjustments were recognized in 2018 and the Company has completed its accounting for this revaluation.

Emera Incorporated – 2018 Annual Information Form	15

Contribution to Consolidated Net Income

Emera Maine’s contribution to consolidated net income was USD$34 million in 2018 (2017 – USD$36 million).

Seasonal Nature

Electricity sales in Maine vary over the year; Q1 and Q3 are typically the strongest. Q1 reflects colder weather and few daylight hours in the winter season, while Q3 reflects the hotter summer weather and the impact of summer tourism in the state.

Capital Expenditures

Emera Maine’s capital expenditures for the year ended 2018 were approximately USD$76 million (2017 – USD$61 million). In 2019, Emera Maine expects to invest approximately USD$70 million (2018 – $ USD76 million), primarily on transmission and distribution capital projects supporting normal system reliability.

Environmental Considerations

Emera Maine is regulated by the EPA for compliance with the Federal Water Pollution Control Act, the Clean Air Act, and other U.S. federal statutes governing the treatment and disposal of hazardous wastes. Emera Maine is also regulated by the State of Maine’s Department of Environmental Protection.

Emera Caribbean

Emera Caribbean includes BLPC, a vertically integrated utility that is the sole provider of electricity in Barbados; GBPC, a vertically integrated utility that is the sole provider of electricity on Grand Bahama Island and a 51.9 per cent interest in Domlec, a vertically integrated utility on the island of Dominica. ECI also holds a 19.1 per cent interest in Lucelec, a vertically integrated utility on the island of St. Lucia which is accounted for on the equity basis.

Earnings from Emera Caribbean are most directly impacted by the rates of return on rate base approved by its regulators, capital structure, prudent management and approved recovery of operating costs, sales volumes and the timing and scale of capital expenditures.

BLPC

BLPC serves approximately 130,000 customers with approximately USD$380 million of assets and a workforce of approximately 366 employees. BLPC is regulated by the Fair Trading Commission, Barbados. The government of Barbados has granted to BLPC a franchise to generate, transmit and distribute electricity on the island until 2028. BLPC’s approved regulated return on rate base is 10 per cent.

All BLPC fuel costs are passed to customers through the fuel pass-through mechanism which provides the opportunity to recover all fuel costs in a timely manner. The approved calculation of the fuel charge is adjusted on a monthly basis.

On December 18, 2018, the Government of Barbados signed the Income Tax Amendment Act into law. The legislation, effective January 1, 2019, created a new corporate income tax rate schedule and eliminated certain tax credits. At the date of enactment, BLPC was required to re-measure its deferred income tax liability at its new lower corporate income tax rate, resulting in recognition of an income tax recovery, the majority of which was deferred as a regulatory liability. These changes had minimal impact on 2018 earnings and are expected to have minimal impact on future earnings.

In 2018, S&P issued several long- and short-term currency ratings changes and changes in ratings on certain bonds for Barbados. These ratings changes are not expected to have a material impact on BLPC.

Emera Incorporated – 2018 Annual Information Form	16

GBPC

GBPC serves approximately 19,000 customers, with approximately USD$300 million of assets and a workforce of approximately 214 employees. GBPC is regulated by the GBPA. The GBPA has granted GBPC a licensed, regulated and exclusive franchise to produce, transmit and distribute electricity on the island until 2054. There is a fuel pass-through mechanism and flexible tariff adjustment policy to ensure that fuel costs are recovered and a reasonable return earned. GBPC’s approved regulated return on rate base was 8.5 per cent for 2018 (2017 - 8.8 per cent). In December 2018, the GBPA approved GPBC’s regulated return on rate base of 8.44 per cent for 2019.

In December 2016, the GBPA approved the all-in rate for electricity (fuel and base rates) to be held at 2016 levels over the five year period from 2017 to 2021. Any over-recovery of fuel costs during this period will be applied to the Hurricane Matthew regulatory deferral until such time as the deferral is recovered. Should GBPC recover funds in excess of the Hurricane Matthew regulatory deferral, the excess will be placed in a new storm reserve. If balances remain within the Hurricane Matthew deferral at the end of the five years, GBPC will have the opportunity to request recovery from customers in future rates.

As a component of its regulatory agreement, GBPC has an earnings share mechanism to allow for earnings on rate base to be deferred to a regulatory asset or liability at the rate of 50 per cent of amounts below a 7.8 per cent return on rate base and 50 per cent of amounts above 9.8 per cent return on rate base respectively.

Domlec

Domlec serves approximately 26,000 customers, has a workforce of approximately 240 employees and is regulated by the IRCD. Domlec is listed on the Eastern Caribbean Securities Exchange. On October 7, 2013, the IRCD issued a Transmission, Distribution & Supply License and a Generation License, both of which came into effect on January 1, 2014 for a period of 25 years. Domlec’s approved regulated return on rate base is 15 per cent. A fuel pass-through mechanism provides the opportunity to recover substantially all fuel costs in a timely manner.

Dominica experienced unprecedented damage as a result of Hurricane Maria in September 2017, reducing the customer base from approximately 36,000 to 26,000 at December 31, 2018. Many homes were destroyed and have not been rebuilt at this time. Domlec has fully restored power to all customers who request power and are able to receive it. Domlec maintains insurance for its generation fleet and, subsequent to Hurricane Maria, has obtained specialized insurance for its transmission and distribution networks.

Market and Sales

Emera Caribbean Revenue and Electricity Sales by Customer Class(1)
	Electric Revenues (%)		GWh Electric Sales Volumes (%)
For the year ended December 31	2018	2017	2018	2017
Residential	33.3	33.2	34.5	35.1
Commercial	58.3	57.7	57.8	57.1
Industrial	6.4	7.0	6.5	6.5
Other	2.0	2.1	1.2	1.3
Total	100.0	100.0	100.0	100.0

(1)    Information included above includes 100% of BLPC, GBPC and Domlec.

Energy Sources and Generation

BLPC’s and GBPC’s energy sources for its electricity generation are primarily heavy fuel oil used for base load generation and light fuel oil used for peaking generation.

Emera Incorporated – 2018 Annual Information Form	17

With oil being the predominant fuel source for generation of electricity in the Caribbean, and with fuel costs directly passed through electricity rates to customers, any change in global fuel prices and resulting change in fuel costs will result in a similar change in customer rates and reported revenues. GBPC has implemented fuel hedging strategies to provide increased certainty to customers as to fuel costs and electricity rates. In support of reducing carbon emissions and exposure to carbon-based fuel sources, more efficient and renewable energy generation and battery storage investments are being developed in the Caribbean.

BLPC owns approximately 249 MW of generating capacity, of which 96 per cent is oil-fired and 4 per cent is solar. GBPC owns approximately 98 MW of oil-fired generation. Domlec owns approximately 27 MW of generating capacity of which 74 per cent is oil-fired and 26 per cent is hydro. Comparative costs of fuel sources fluctuate from year to year. For information describing the percentage of total electric energy generated by fuel source and for information related to the cost of electricity generation, see the “Emera Caribbean Regulated Fuel for Generation and Purchased Power” section of the MD&A, which is incorporated herein by reference.

System Operation

BLPC, GBPC and Domlec have system control centers which co-ordinate and control their electric generation and transmission facilities with the goal of providing a reliable and secure electricity supply while maintaining economy of operations. The system control centre is linked to the generating stations and other key parts of the system by the “Supervisory Control and Data Acquisition” system, a voice and data communications network.

Transmission and Distribution

BLPC, GBPC and Domlec transmit and distribute electricity from their generating stations to their customers.

BLPC’s transmission system consists of 168 km of transmission lines, including major substations connected to the transmission and distribution system. The distribution system consists of 2,800 km of distribution lines which includes distribution supply substations.

GBPC’s transmission system consists of 138 km of transmission lines, including major substations connected to the transmission and distribution system. The distribution system consists of approximately 860 km of distribution lines which includes distribution supply substations.

Domlec’s transmission system consists of 452 km of transmission lines, including major substations connected to the transmission and distribution system. The distribution system consists of approximately 635 km of distribution lines which includes distribution supply substations.

Contribution to Consolidated Net Income

Emera Caribbean’s contribution to Emera’s consolidated net income was USD$32 million in 2018 (USD$24 million in 2017). BLPC maintains a self-insurance fund for the purpose of building an insurance fund to cover risk against damage and consequential loss to certain of BLPC’s generating, transmission and distribution systems.

Seasonal Nature

Electricity sales and related generation varies significantly over the year in the Caribbean; Q3 is typically the strongest period, reflecting warmer weather.

Capital Expenditures

Emera Caribbean’s capital expenditures for the year ended 2018 were approximately USD$68 million (2017 – USD$54 million). Emera Caribbean plans to invest approximately USD$120 million in capital

Emera Incorporated – 2018 Annual Information Form	18

programs in 2019 (2018 - USD$68 million). This increase is due to investment in new, efficient oil based generation and renewable generation partially offset by lower spending at Domlec due to the completion of hurricane restoration in 2018.

Environmental Considerations

Emera Caribbean has implemented formal Health & Safety and Environmental and Management systems to assist in safeguarding the health and safety of its employees, contractors and customers while ensuring protection of the environment.

Emera Energy

In 2018, Emera Energy consisted of Emera’s wholly-owned Emera Energy Services, EE New England Gas Generation, Bayside Power LP and Brooklyn Energy; and Emera’s indirect 50% interest in Bear Swamp. On November 26, 2018, Emera announced an agreement to sell its three NEGG Facilities. On March 5, 2019, Emera Energy sold Bayside to New Brunswick Power.

Emera Energy Services

Emera Energy Services derives revenue and earnings from the wholesale marketing and trading of natural gas, electricity and other energy-related commodities and derivatives within its risk tolerances, including those related to value-at-risk (“VaR”) and credit exposure. EES purchases and sells physical natural gas and electricity, the related transportation and transmission capacity rights, and provides related energy asset management services. The primary market area for the natural gas and power marketing and trading business is Northeastern North America, including the Marcellus and Utica shale supply areas. EES also participates in the US Gulf Coast and Midwest/Central Canadian natural gas markets. Its counterparties include electric and gas utilities, natural gas producers, electricity generators and other marketing and trading entities. EES operates in a competitive environment, and the business relies on knowledge of the region’s energy markets, understanding of pipeline and transmission infrastructure, a network of counterparty relationships and a focus on customer service. EES manages its commodity risk by limiting open positions, utilizing financial products to hedge purchases and sales, and investing in transportation capacity rights to enable movement across its portfolio.

Emera Energy Generation

From November 2013 through March 2019 Emera Energy wholly owned and operated a portfolio of high efficiency, non-utility electricity generating facilities in Northeastern North America. Emera Energy had approximately 112 employees in its wholly-owned generation business. Its New England facilities participated in the regional capacity market and were compensated for being available to provide power. For the portion of output not committed under power purchase agreements, Emera Energy’s generation facilities sold into price-based competitive markets and earned revenues through the physical delivery of power and ancillary services, such as load regulation.

Earnings from Emera Energy Generation’s assets were largely dependent on market conditions, particularly the relative pricing of electricity and natural gas and the absolute price of natural gas as the marginal fuel in the supply stack, and capacity pricing in ISO-NE for NEGG. Efficient operations of the fleet to ensure unit availability, cost management, and effective commercial management were key success factors.

On November 26, 2018, Emera announced an agreement to sell its three NEGG Facilities. The transaction closed on March 29, 2019. On March 5, 2019, Emera Energy sold Bayside to New Brunswick Power.

Emera Incorporated – 2018 Annual Information Form	19

Market and Sales

Information regarding these facilities is summarized in the following table:

Wholly-Owned Generation Facilities	Location	Capacity (MW)	Commissioning / In-Service Date	Fuel	Description
New England (1)
Bridgeport	Connecticut	560	1999	Natural gas	Selling electricity and capacity to ISO-NE
Tiverton	Rhode Island	290	2000	Natural gas	Selling electricity and capacity to ISO-NE
Rumford	Maine	265	2000	Natural gas	Selling electricity and capacity to ISO-NE
Total New England		1,115

Wholly-Owned Generation Facilities	Location	Capacity (MW)	Commissioning / In-Service Date	Fuel	Description
Maritime Canada
Bayside (2)	New Brunswick	290	2001	Natural gas	Long-term power purchase agreement November - March; Selling electricity to Maritime Provinces and ISO-NE for remainder of year
Brooklyn	Nova Scotia	30	1996	Biomass	Long-term power purchase agreement
Total Maritime Canada		320

Total		1,435
(1)	On November 26, 2018, Emera announced an agreement to sell its New England Gas Generation Facilities. The transaction closed on March 29, 2019.
(2)	On March 6, 2019, Emera sold Bayside to New Brunswick Power.

Information regarding Emera Energy’s equity investment in Bear Swamp is summarized below:

Investments in Generation Facilities	Ownership (%)	Location	Capacity (MW)	Fuel	Description
New England
Bear Swamp	50	Massachusetts	600	Hydro	Long-term power purchase agreement and selling electricity and capacity to ISO-NE

Information regarding Emera Energy’s revenues is summarized below:

Emera Energy Adjusted Revenue (1)
For the year ended December 31	2018	2017
Electricity sales	$309	$262
Capacity revenues	$136	83
Marketing and trading margin	$115	$44
Total	$560	$389
(1)	Adjusted for the impact of mark-to-market

Emera Incorporated – 2018 Annual Information Form	20

2017 Revaluation of U.S. non-regulated deferred income taxes

In Q4 2017, due to the enactment of U.S. Tax Cuts Act, Emera Energy recorded a $12 million non-cash income tax recovery resulting from the provisional revaluation of the existing US non-regulated net deferred income tax liabilities. No further adjustments were recognized in 2018 and the Company has completed its accounting for this revaluation. Management believes excluding this revaluation from adjusted net income better distinguishes the ongoing operations of the business, and allows investors to better understand and evaluate the Company.

Contribution to Consolidated Net Income and Adjusted Net Income

For the year ended December 31, 2018, Emera Energy’s contribution to consolidated net income increased $72 million to $165 million compared to $93 million during the same period in 2017. Adjusted for the revaluation of US non-regulated deferred income taxes and after-tax derivative mark-to-market, Emera Energy’s adjusted contribution to consolidated net income increased by $96 million to $120 million in 2018, from $24 million in 2017.

Earnings from Emera Energy Services are generally dependent on market conditions. In particular, volatility in electricity and natural gas markets, which can be influenced by weather, local supply constraints and other supply and demand factors, can provide higher levels of margin opportunity.

Seasonal Nature

The electricity generation business in the Northeastern United States is seasonal, with Q1 and Q4 generally providing the greatest opportunity for earnings.

Capital Expenditures

Emera Energy’s capital expenditures for the year ended 2018 were approximately $34 million (2017 – $47 million). In 2019, Emera Energy expects to invest approximately $10 million (2018 – $34 million) in capital projects related to its generating assets to continue to improve reliability. This decrease is due to the sale of the NEGG Facilities, as noted above.

Environmental Considerations

EE New England Gas Generation is subject to the Regional Greenhouse Gas Initiative for carbon dioxide emissions and the Acid Rain Program for sulphur dioxide emissions. EE New England Gas Generation emits approximately two million tons of carbon dioxide per year. The amount of sulphur dioxide emitted is not considered significant. Changes to these emissions programs could adversely impact financial and operational performance.

Corporate and Other

Corporate and Other consists of Emera’s consolidated investment in Emera Utility Services, EBPC, Emera Reinsurance and Emera’s non-consolidated investments in ENL, NSP Maritime Link Inc., LIL and M&NP. Corporate and Other includes corporate financing costs, earnings as a result of the equity investment in Maritime Link and the Labrador Island Link, project-based construction services activity by Emera Utility Services and capital lease accounting treatment of the Emera Brunswick Pipeline, which yields declining earnings over the life of the asset. The segment also includes corporate related costs that are dependent on the level of business development activity and acquisition-related initiatives.

Corporate and Other’s costs are expected to be higher in 2019 due to lower intercompany revenue on intercompany financings as a result of the sale of the NEGG Facilities in Q1 2019; increased preferred dividend expense due to additional preferred shares issued in 2018; and lower tax recoveries due to the change in Florida state tax apportionment factors that resulted in the remeasurement of certain deferred tax balances in 2018.

Emera Incorporated – 2018 Annual Information Form	21

Emera Utility Services

Emera Utility Services is a wholly-owned direct subsidiary of Emera that provides utility construction services primarily in the Atlantic Provinces.

ENL

ENL holds Emera’s non-consolidated investments in NSPML and LIL, which are accounted for on the equity basis. These two transmission investments are related to the development of an 824 MW hydroelectric generating facility at Muskrat Falls on the Lower Churchill River in Labrador.

NSPML

Emera’s has a 100 per cent investment in NSPML. NSPML is the owner of the Maritime Link Project, a $1.56 billion transmission project which includes two 170-km subsea cables between the island of Newfoundland and the Province of Nova Scotia. The Maritime Link Project completed commissioning and entered service on January 15, 2018 and provides for the transmission of energy as well as improved reliability and ancillary benefits, supporting the efficiency and reliability of both Provinces. The Maritime Link will transmit at greater capacity when the Lower Churchill project is complete.

In Q1 2018, NSPML began recording cash earnings and collecting UARB approved cash payments from NSPI. Prior to Q1 2018, NSPML recorded non-cash AFUDC earnings as it was under construction. All major contracts have been concluded. Future equity earnings contributions from the Maritime Link are dependent on the approved ROE and operational performance of NSPML. The approved ROE is 9 per cent. In 2019, NSPML expects to invest approximately $20 million in capital related to construction close-out costs.

LIL

Emera has a 49.5 per cent investment in the partnership capital of LIL, a $3.7 billion electricity transmission project in Newfoundland and Labrador to enable the transmission of Muskrat Falls energy between Labrador and the island of Newfoundland. Construction of the LIL has been completed and the energization phase of the project began in June 2018.

Earnings from the LIL investment are based on the book value of the equity investment and the approved ROE. Emera’s current equity investment is $534 million, and is forecasted to be $579 million by the end of 2019, comprised of $410 million in equity contribution and an estimated $169 million of accumulated equity earnings. Emera’s total equity contribution in the LIL, excluding accumulated equity earnings, is estimated to be approximately $600 million by 2020 when all Lower Churchill projects, including Muskrat Falls, are forecasted by Nalcor Energy to be placed in service.

Cash earnings and return of equity are forecasted by Nalcor Energy to begin in 2020 and until that point Emera will continue to record AFUDC earnings, with such earnings capitalized to its equity investment.

EBPC

EBPC owns Brunswick Pipeline, a regulated145-km pipeline delivering re-gasified natural gas from the Canaport LNG import terminal near Saint John, New Brunswick to markets in the Northeastern United States. The pipeline travels through southwest New Brunswick and connects with M&NP at the Canada/U.S. border near Baileyville, Maine. Since its commissioning in July 2009, the pipeline has been used solely to transport natural gas for RECL under a 25 year firm service agreement. Brunswick Pipeline is regulated by the NEB, which has classified it as a Group II pipeline.

Emera Incorporated – 2018 Annual Information Form	22

M&NP

Emera owns a 12.9 per cent interest in M&NP, which is a 1,400 km pipeline that transports natural gas between the Maritime Provinces and the Northeastern United States.

2017 Revaluation of US Non-regulated Deferred Income Taxes

In Q4 2017, due to enactment of the U.S. Tax Cuts Act, Corporate recorded a $46 million non-cash income tax expense resulting from the provisional revaluation of existing US non-regulated net deferred income tax assets. No further adjustments were recognized in 2018 and the Company has completed its accounting for this revaluation. Management believes excluding this revaluation from adjusted net income better distinguishes the ongoing operations of the business, and allows investors to better understand and evaluate the Company.

Contribution to Consolidated Net Income and Adjusted Net Income

Corporate and Other’s contribution to consolidated net income increased $33 million to a loss of $99 million compared to a loss of $132 million during the same period in 2017. Adjusted for the revaluation of U.S. non-regulated deferred income taxes and after-tax mark-to-market, Corporate and Other’s contribution to consolidated net income decreased $9 million to a loss of $97 million compared to a loss of $88 million during the same period in 2017.

Capital Expenditures

Corporate and Other capital expenditures for the year ended 2018 were approximately $41 million (2017 – $21 million). Corporate and Other, excluding ENL as discussed above, expects to spend approximately $30 million on property, plant and equipment in 2019.

Environmental Considerations

Brunswick Pipeline is regulated by the NEB and subject to both federal and provincial environmental regulations. Brunswick Pipeline has comprehensive integrity, safety and environmental programs in place, including an environmental management system and regularly scheduled physical inspections of the pipeline and its right-of-way.

Economic Dependence

Brunswick Pipeline has a 25-year firm transport or pay service agreement with RECL, which runs to 2034. The risk of non-payment is mitigated as Repsol, the parent company of RECL, has provided EBPC with a guarantee for all RECL’s payment obligations under the firm service agreement.

Emera Incorporated – 2018 Annual Information Form	23

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History and Changes Expected in 2019

The following discussion summarizes key developments in Emera’s business and operations over the last three completed financial years and changes that are expected to occur during the current financial year.

Emera Florida and New Mexico

Tampa Electric AMI Project

In September 2018, Tampa Electric announced its intention to invest approximately USD$235 million during 2018 through 2022 for its AMI project.

Tampa Electric Big Bend Power Station Modernization

On May 24, 2018, Tampa Electric announced its intention to invest approximately USD$850 million to modernize the Big Bend Power Station. This modernization project includes conversion of Unit 1 from coal-fired to natural gas combined-cycle technology and the early retirement of Unit 2. This project has been initiated and is expected to be complete in 2023.

Tampa Electric Solar Projects

In September 2017, Tampa Electric announced its intention to invest approximately USD$850 million over four years in new utility-scale solar photovoltaic projects across its service territory. On November 6, 2017, the FPSC approved a settlement agreement allowing a SoBRA that provides for the recovery, upon in-service, of up to 600 MW of investments in utility-scale solar projects phased in from late 2018 through early 2021. On May 8, 2018, the FPSC approved Tampa Electric’s first SoBRA. This SoBRA represents 145 MW and USD$24 million annually in estimated revenue requirements and Tampa Electric began collecting these revenues in September 2018. On October 29, 2018, the FPSC approved Tampa Electric’s second SoBRA. This SoBRA represents 260 MW and USD$46 million annually in estimated revenue requirements and Tampa Electric began collecting these revenues in January 2019.

Tampa Electric – Impact of Hurricane Irma and Tax Reform

In September 2017, Tampa Electric was impacted by Hurricane Irma and incurred restoration costs of approximately USD$102 million. The amount charged to the storm reserve exceeded the balance in the reserve by USD$47 million. On December 28, 2017, Tampa Electric petitioned the FPSC for recovery of estimated restoration costs in excess of the storm reserve for several named storms and to replenish the reserve to the USD$56 million level that existed as of October 31, 2013. On March 1, 2018, the FPSC approved a settlement agreement filed by Tampa Electric authorizing the utility to net the amount of storm cost recovery against its return of estimated 2018 US tax reform benefits to customers, effective April 1, 2018. In Q1 2018, Tampa Electric recorded operating, maintenance and general (“OM&G”) expense and a regulatory liability of USD$19 million to offset tax reform benefits. This deferral was amortized over the balance of the year as a credit against recognition of storm expense. In total, OM&G expense due to the allowed netting of the storm cost recovery with tax reform benefits, net of amortization of first quarter tax reform benefits, was approximately USD$22 million for Q4 2018 and USD$103 million for the year ended December 31, 2018.

Tampa Electric’s final storm costs subject to netting will be determined in a separate regulatory proceeding in 2019. Any difference will be trued up and returned to customers in 2020. On August 20, 2018, the FPSC approved a reduction in base rates of USD$103 million annually beginning in 2019 to reflect the impact of tax reform. For further details, refer to the “Business Overview and Outlook - Emera Florida and New Mexico”, and “Financial Highlights - Emera Florida and New Mexico” sections in the MD&A, incorporated herein by reference.

Emera Incorporated – 2018 Annual Information Form	24

TECO Energy

On July 1, 2016, Emera completed the acquisition of all outstanding shares of TECO Energy for approximately $8.4 billion (USD$6.5 billion). TECO Energy’s holdings include Tampa Electric, PGS and NMGC, as further described below. TECO Energy shareholders received USD$27.55 per common share in cash, which represented an aggregate purchase price of approximately $13.9 billion (USD$10.7 billion) and which included the assumption of approximately $5.5 billion (USD$4.2 billion) of debt.

The net cash purchase price for the TECO Transaction was financed through: (i) $728 million (USD$560 million) related to the first instalment of Debentures; (ii) the Hybrid Notes; (iii) the Canadian Notes; (iv) the U.S. Notes; (v) available cash on hand; and (vi) drawings of $1.4 billion (USD$1.1 billion) on the Acquisition Credit Facilities. Total proceeds of the debt, not otherwise required to complete the TECO Transaction, were used for general corporate purposes. On August 2, 2016, Emera obtained the Final Instalment and used the net proceeds of $1.4 billion to fully repay the Acquisition Credit Facilities.

Nova Scotia Power

Electricity Plan and Rate Stability

In December 2015, the UARB approved NSPI’s 2016 fuel rates and its recovery of prior period unrecovered fuel costs. The approved customer rates reset the base cost of fuel rates for 2016. In addition, $12 million of prior years’ unrecovered fuel costs was recovered in 2016. This resulted in a combined average rate decrease for customers of approximately 1 per cent in 2016. The rates and recovery of these costs began on January 1, 2016.

In March 2016, in accordance with the Electricity Plan Act, NSPI announced that it would not file a GRA for non-fuel electricity rates for the 2017 through 2019 period. This was a result of NSPI continuing to work towards rate stability for customers through a focused effort on reducing operating costs, increasing productivity levels and making service improvements. NSPI filed a three-year rate stability plan for fuel costs with the UARB for 2017 through 2019. The rate stability plan includes an average annual rate increase of 1.5% for each of these three years. Differences between actual fuel costs and fuel revenues recovered from customers will be recovered or returned to customers after 2019 as required under the Electricity Plan Act.

The Electricity Plan Act directs that any non-fuel revenues in excess of NSPI’s approved range of return in 2017 through 2019 will be applied to the FAM. In addition, the financial benefit resulting from a change in the recognition of tax benefits for the South Canoe Wind Project and Sable Wind Project is to be reserved and applied to the FAM to be used in the 2017 to 2019 period.

In December 2016, the UARB approved NSPI’s application to refund over-recovered fuel costs from 2016 to customers. The over-recovered 2016 fuel costs of $36 million were refunded to customers through a one-time credit on their bills in 2017 and allocated to customers based on their individual electricity usage in 2016. The amount refunded to customers included 2016 excess non-fuel revenues of $5 million.

In September 2017, the UARB approved NSPI’s interim assessment payment to NSPML of the costs associated with the Maritime Link when it is in service. The Maritime Link is a $1.6 billion transmission project including two 170-kilometre sub-sea cables, connecting the island of Newfoundland and Nova Scotia. The Maritime Link entered service on January 15, 2018 and NSPI started paying the UARB approved annual payments. As of December 31, 2018, $96 million has been paid to NSPML. The UARB approved annual payment for 2019 is $111 million. The payments are subject to a holdback of $10 million in each of 2018 and 2019 pending proof satisfactory to the UARB that a minimum of $10 million per year in benefits from the Maritime Link are realized for NSPI customers. If the $10 million is benefits is realized, then the UARB will direct NSPI to pay the $10 million to NSPML for that year. If not realized, then the UARB will direct NSPI to pay to NSPML only that portion that is realized and the balance will be refunded to customers through NSPI’s FAM. As of December 31, 2018, NSPI has recorded a $2 million holdback payable to NSPML.

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In response to the delayed timing of energy delivery from the Muskrat Falls project, the approved interim assessment payment reflects a $53 million reduction in NSPML’s assessment in each of 2018 and 2019, related to depreciation and amortization expenses. As these amounts are included in NSPI’s 2017, 2018 and 2019 fuel rates and are being recovered from customers, NSPI is providing a credit to customers, including interest, as the payments from NSPI to NSPML are not required in those years. In 2018, $17 million was refunded. The credit to customers will be approximately $36 million in 2019 and $53 million in 2020. The UARB decision to reduce the assessment payable to NSPML in 2018 and 2019 results in the Company recording amounts collected from customers as a FAM regulatory liability, with no material impact on earnings. After 2019 and the rate stability plan, the timing and amounts payable to NSPML and NSPI’s future rate recoveries of the Maritime Link costs will be subject to regulatory filings with the UARB, with expected filings in 2019 and 2020.

As at December 31, 2018, the FAM regulatory liability balance was $161 million (2017–$177 million). For more information refer to the “Business Overview and Outlook - NSPI”, “Regulated Fuel for Generation and Purchased Power” and “Regulatory Recovery Mechanisms” sections of the MD&A, which are incorporated herein by reference, a copy of which is available electronically under Emera’s profile on SEDAR at www.sedar.com.

Emera Maine

Emera Maine ROE Proceedings

From 2011 to 2016, four separate complaints were filed with FERC to challenge the ISO-New England Open Access Transmission Tariff-allowed based ROE.

The first complaint, filed by a group including the Attorney General of Massachusetts, New England utilities commissions, state public advocates and end users, was remanded to FERC by the US Court of Appeals in 2017 for further proceedings.

The second and third complaints, brought by a group of consumer advocates and by a group of state commissions, state public advocates and end users respectively (“the ENE and MA AG II Cases”), have been joined together and are presently pending before the FERC. Emera Maine has recorded a reserve of USD$4 million for the ENE and MA AG II Cases. These reserves have been recorded as “Regulatory liabilities” on the Consolidated Balance Sheets of Emera and as a reduction to “Operating revenues – regulated electric” on the Consolidated Statements of Income of Emera. The reserve was calculated based on Emera Maine’s best estimate of the probable outcome.

The fourth complaint was filed by the Eastern Massachusetts Consumer-Owned Systems (“EMCOS”).

On March 27, 2018, a FERC Administrative Law Judge issued an Initial Decision concluding that the currently-filed base ROE of 10.57 per cent, which with incentive adders may reach a maximum ROE of 11.74 per cent, is not unjust and unreasonable. This decision was appealed to the FERC. No reserve has been made in relation to the first complaint or the EMCOS complaint due to the uncertainty of the outcomes.

On October 16, 2018, the FERC issued an order that addressed all four complaint proceedings. The FERC order proposed a new methodology to set ROEs. Based on the new methodology, the FERC’s preliminary finding was a 10.41 per cent base ROE for the ISO-NE OATT. The FERC has permitted parties to comment on the new methodology and its application to the four pending complaint proceedings. No new or additional reserves have been made with respect to all four pending complaints due to uncertainty.

On March 25, 2019, Emera announced an agreement to sell Emera’s interest in Emera Maine for a purchase price of USD$959 million ($1,286 million). Including the assumed debt, aggregate enterprise value is forecasted to be approximately USD$1.3 billion ($1.8 billion) on closing. The transaction is subject to certain conditions and obtaining regulatory approvals, including those of the MPUC, the FERC

Emera Incorporated – 2018 Annual Information Form	26

and pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and is anticipated to close late in 2019.

Emera Caribbean

ECI Acquisition

On November 16, 2015, EBH2 announced its intention to acquire the outstanding common shares of ECI. Minority ECI shareholders elected to receive $23.26 ($33.30 BBD) in cash per common share or 2.1 Barbados DRs representing common shares of Emera or a combination of cash and Barbados DRs. Each Barbados DR represents one quarter of an Emera common share. As a result of the offer, EBH2 acquired approximately 2.6 million common shares of ECI. As of January 29, 2016, EBH2 had increased its ownership in ECI from 80.7 per cent to 95.5 per cent.

On January 25, 2016, Emera announced that EBH2 would proceed to acquire the remaining common shares of ECI from minority shareholders on the same terms described above, on March 22, 2016, EBH2 completed the transaction and became the sole shareholder of ECI.

The Barbados DRs commenced trading on the BSE on January 8, 2016, and 2,200,525 Barbados DRs were outstanding as of December 31, 2018.

ICDU Acquisition

On October 13, 2017, Emera and ICDU announced that they had entered into a definitive agreement pursuant to which EUHL would acquire all of the shares of ICDU that it did not own. Minority ICDU shareholders elected to receive BSD $8.85 in cash per common share or 0.913 Bahamas DRs. Each Bahamas DR represents one quarter of an Emera common share.

On January 15, 2018, EUHL completed the acquisition of the ICDU minority shareholders common shares for total consideration of USD$35 million and became the sole indirect owner of GBPC.

The Bahamas DRs commenced trading on the BISX on January 22, 2018 and 1,814,135 Bahamas DRs were outstanding as of December 31, 2018.

Hurricanes Irma and Maria

During the third quarter of 2017, operations in Florida and the Caribbean were impacted by Hurricanes Irma and Maria. Irma, a Category 5 hurricane at its peak, impacted the Caribbean and Florida over the course of several days in September making landfall in Florida on September 10, 2017.

Hurricane Maria made landfall in Dominica on September 19, 2017, as a Category 5 hurricane. Dominica experienced unprecedented damage as a result, reducing the customer base from approximately 36,000 to 26,000 as at December 31, 2018. Many homes were destroyed and have not been rebuilt at this time. Domlec has fully restored power to all customers who request power and are able to receive it. Domlec maintains insurance for its generation fleet and, subsequent to Hurricane Maria, has obtained specialized insurance for its transmission and distribution networks.

Hurricane Matthew

In October 2016, the island of Grand Bahama took a direct hit from Hurricane Matthew. Property damage on the island was extensive. GBPC’s generation and substation infrastructure survived the storm well; however over 2,100 transmission and distribution poles and related conductors were damaged or destroyed, as were many connections to customer homes. Restoration efforts were completed with the support of other Emera affiliates. Post hurricane load is down approximately 10% as compared to normal expectations; however, management anticipates that demand will recover to pre-storm levels in late 2020.

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Emera Caribbean has recorded USD$28 million of restoration costs associated with Hurricane Matthew with no impact to net income as USD$21 million was recorded as a regulated asset amortized over five years and USD$7 million was recorded as property, plant and equipment depreciating at an average 27 years. GBPC’s regulator has approved the full recovery of the storm restoration costs in this manner.

Emera Energy

Pending Sale of Emera Energy’s New England Gas Generating Facilities

On November 26, 2018, Emera announced an agreement to sell its three NEGG Facilities for USD$590 million plus a final working capital adjustment made on close. Proceeds from the sale of the NEGG Facilities are intended to be used to reduce corporate level debt and support capital investment opportunities within the regulated utility business. The transaction closed on March 29, 2019.

Corporate and Other

Maritime Link Project and Strategic Partnership with Nalcor on Muskrat Falls Projects

The Maritime Link entered service on January 15, 2018 and provides for the transmission of energy as well as improved reliability and ancillary benefits, supporting the efficiency and reliability of both provinces. The Maritime Link will transmit at greater capacity when the Lower Churchill project is complete.

For information on the UARB’s approval of NSPI’s payments to NSPML, refer to the “Nova Scotia Power - Electricity Plan and Rate Stability” section above.

Algonquin Power & Utilities Corp.

On May 24, 2016, Emera completed the sale of 50.1 million common shares of APUC, representing approximately 19.3 per cent of APUC’s issued and outstanding common shares for gross proceeds of $544 million.

On June 30, 2016, Emera converted 12.9 million APUC subscription receipts and dividend equivalents into 12.9 million APUC common shares.

On December 8, 2016, Emera completed the sale of 12.9 million common shares of APUC, representing approximately 4.7 per cent of APUC’s issued and outstanding common shares, for gross proceeds of $142 million. Emera no longer holds any interest in APUC.

USGAAP – Exemptive Relief and Companies Act Relief

On January 26, 2018, Emera was granted the Exemptive Relief by Canadian securities regulators allowing Emera to continue to report its financial results in accordance with USGAAP. On July 18, 2018, Emera was granted the Companies Act Relief allowing Emera to continue to be exempt from the requirement to prepare its annual financial statements in accordance with IFRS. Both the Exemptive Relief and the Companies Act Relief will remain in effect until the earlier of: (i) January 1, 2024; (ii) the first day of the Company’s financial year commencing after the Company ceases to have activities subject to rate regulation; and (iii) the effective date prescribed by the International Accounting Standards Board for the mandatory application of a standard within IFRS specific to entities with rate-regulated activities. The Exemptive Relief and the Companies Act Relief each replace similar exemptive relief that had been previously granted to Emera in 2014 and that would have expired by January 1, 2019.

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Financing Activity

NSPI Medium Term Note Issuance

On March 28, 2019, NSPI announced that it has agreed to issue $400 million Series AB medium term notes, which will bear interest at the rate of 3.571% per annum payable semi-annually (the “Notes”) until April 5, 2049. The Notes will be issued pursuant to NSPI’s short form prospectus dated March 28, 2019. The issue is expected to close on or about April 4, 2019, subject to customary closing conditions. The net proceeds from the offering will be added to the general funds of NSPI and applied primarily to refinance existing indebtedness including bank indebtedness, to finance capital expenditures and for other general corporate purposes.

Preferred Share Issuance

On May 31, 2018, Emera issued 12 million Series H First Preferred Shares at $25.00 per share at an initial dividend rate of 4.9 per cent. The aggregate gross and net proceeds from the offering were $300 million and $295 million, respectively. The net proceeds of the preferred share offering were used for general corporate purposes.

On July 6, 2018, Emera announced it would not redeem the 10,000,000 Cumulative Rate Reset First Preferred Shares, Series C Shares. The holders of the Series C Shares had the right, at their option, to convert all or any of their Series C Shares, on a one-for-one basis, into Cumulative Floating Rate First Preferred Shares, Series D of the Company on August 15, 2018 or to continue to hold their Series C Shares. On August 8, 2018, Emera announced that, after having taken into account all conversion notices received from holders, no First Preferred Shares, Series C Shares would be converted into Cumulative Floating Rate First Preferred Shares, Series D Shares.

Common Share Issuance

On December 28, 2017, Emera completed an offering of 14,614,000 common shares at $47.90 per common share. The aggregate gross and net proceeds from the offering were $700 million and $680 million, respectively. The proceeds of the offering were used to support the Company’s growth initiatives and for general corporate purposes including to reduce indebtedness outstanding and to fund other ordinary course capital expenditures.

TECO Transaction Note Issuances

On June 16, 2016, Emera completed the issuance of: (i) the Hybrid Notes; and (ii) the Canadian Notes. Additionally, on June 16, 2016, Emera US Finance LP, a limited partnership financing subsidiary, wholly owned directly and indirectly by Emera completed the issuance of the U.S. Notes. The U.S. Notes are guaranteed by Emera and Emera US Holdings Inc., a wholly-owned direct and indirect subsidiary of Emera, on a joint and several basis, and were sold only to “qualified institutional buyers” under Rule 144A of the Securities Act and to non-U.S. persons under Regulation S of the Securities Act.

The proceeds of the Hybrid Notes, Canadian Notes and U.S. Notes were used to partially finance the purchase price for the TECO Transaction.

In connection with the initial issuance of the U.S. Notes, Emera US Finance LP entered into a registration rights agreement with the initial purchasers of the U.S. Notes in which it undertook to offer to exchange the U.S. Notes for new notes, in an equal principal amount and under the same terms, but which are registered under the Securities Act. On December 15, 2016, a registration statement on Form F-10/Form S-4 was declared effective by the SEC and on January 17, 2017 the new notes were issued.

For more information on financing activities for Emera and its subsidiaries, please see “Liquidity and Capital Resources: Financing Activities” in the MD&A, incorporated herein by reference.

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US Tax Reform

On December 22, 2017, the U.S. Tax Cuts Act was signed into law. For a discussion of the impact on Emera’s financial results for 2018 and 2017 refer to the “Significant Items Affecting earnings – US Tax Reform” and “Consolidated Financial Highlights – Income Tax Expense” sections of the MD&A, which are incorporated herein by reference, a copy of which is available electronically under Emera’s profile on SEDAR at www.sedar.com.

As a result of US tax reform, 2019 base rates have been adjusted in the majority of Emera’s US regulated utilities to reflect lower income tax expense and amortization of the deferred income tax regulatory liability recorded at the date of enactment. The resulting decrease in cash from operations will be partially offset by cash refunds associated with alternative minimum tax (“AMT”) credits beginning in 2019.

RISK FACTORS

See the “Enterprise Risk and Risk Management” section of the MD&A and “Principal Financial Risks and Uncertainties” in the Commitments and Contingencies note to Emera’s financial statements for the year ended December 31, 2017, which are each incorporated herein by reference, a copy of which is available electronically under Emera’s profile on SEDAR at www.sedar.com.

CAPITAL STRUCTURE

The authorized capital of Emera consists of an unlimited number of common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares. Each class of preferred shares is issuable in series.

As at December 31, 2018, 234,124,717 common shares, 3,864,636 Series A First Preferred Shares, 2,135,364 Series B First Preferred Shares, 10,000,000 Series C First Preferred Shares, 5,000,000 Series E First Preferred Shares, 8,000,000 Series F First Preferred Shares, 12,000,000 Series H First Preferred Shares, 2,200,525 Barbados DRs and 1,814,135 Bahamas DRs were issued and outstanding.

Common Shares

The holders of common shares are entitled to receive notice of and to attend all annual and special meetings of the shareholders of Emera, other than separate meetings of holders of any other class or series of shares, and to one vote in respect of each common share held at such meetings.

The holders of common shares are entitled to dividends on a pro rata basis, as and when declared by the Board. Subject to the rights of the holders of the first preferred shares and second preferred shares, if any, who are entitled to receive dividends in priority to the holders of the common shares, the Board may declare dividends on the common shares to the exclusion of any other class of shares of Emera.

On the liquidation, dissolution or winding-up of Emera, holders of common shares are entitled to participate rateably in any distribution of assets of Emera, subject to the rights of holders of first preferred shares and second preferred shares, if any, who are entitled to receive the assets of the Company on such a distribution in priority to the holders of the common shares.

There are no pre-emptive, redemption, purchase or conversion rights attaching to the common shares.

The foregoing description is subject to the “Share Ownership Restrictions” section below.

Emera First Preferred Shares

The first preferred shares of each series rank on parity with the first preferred shares of every other series and are entitled to a preference over the second preferred shares, the common shares, and any other shares ranking junior to the first preferred shares with respect to the payment of dividends and the

Emera Incorporated – 2018 Annual Information Form	30

distribution of the remaining property and assets or return of capital of the Company in the liquidation, dissolution or wind-up, whether voluntary or involuntary.

In the event the Company fails to pay, in aggregate, eight quarterly dividends on any series of the first preferred shares, the holders of the first preferred shares will be entitled, for only as long as the dividends remain in arrears, to attend any meeting of shareholders of the Company at which directors are to be elected and to vote for the election of two directors out of the total number of directors elected at any such meeting.

The first preferred shares of each series are not redeemable at the option of their holders.

For a summary of the terms and conditions of the Company’s authorized First Preferred Shares, refer to Appendix “B” of this AIF.

Emera Second Preferred Shares

The second preferred shares have special rights, privileges, restrictions and conditions substantially similar to the first preferred shares, except that the second preferred shares rank junior to the first preferred shares with respect to the payment of dividends, repayment of capital and the distribution of assets of Emera in the event of liquidation, dissolution or winding-up of Emera.

As at December 31, 2018, Emera had not issued any second preferred shares.

Share Ownership Restrictions

As required by the Reorganization Act and pursuant to the Privatization Act, the Articles of Emera provide that no person, together with associates thereof, may subscribe for, have transferred to that person, hold, beneficially own or control, directly or indirectly, otherwise than by way of security only, or vote, in the aggregate, voting shares of Emera to which are attached more than 15% of the votes attached to all outstanding voting shares of Emera. Non-residents of Canada may not subscribe for, have transferred to them, hold, beneficially own or control, directly or indirectly, otherwise than by way of security only, or vote, in the aggregate, voting shares of Emera to which are attached more than 25% of the votes attached to all outstanding voting shares of Emera. Votes cast by non-residents on any resolution at a meeting of common shareholders of Emera will be pro-rated so that such votes will not constitute more than 25% of the total number of votes cast.

The common shares, and in certain circumstances the Series A First Preferred Shares, Series B First Preferred Shares, Series C First Preferred Shares, Series E First Preferred Shares, Series F First Preferred Shares and Series H First Preferred Shares are considered to be voting shares for purposes of the constraints on share ownership.

Emera’s Articles contain provisions for the enforcement of these constraints on share ownership including provisions for suspension of voting rights (including, in the case of the individual share constraint, by disqualifying or deeming votes to have not been cast by such non-complying shareholders, and in the case of the non-resident share constraint, by proportionally adjusting the number of shares voted by non-resident shareholders so that such votes cast equal twenty-five percent of all votes cast), forfeiture of dividends, prohibitions of share transfer and issuance, compulsory sale of shares and redemption, and suspension of other shareholder rights. The Board may require shareholders to furnish statutory declarations as to matters relevant to enforcement of the restrictions.

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CREDIT RATINGS

Emera has the following credit ratings(1) by the Rating Agencies:

	Moody’s	S&P
Corporate	Baa3	BBB +
Outlook	Negative	Negative
Senior unsecured debt program	Baa3	BBB
Hybrid Notes	Ba2	BBB-
First Preferred Shares	N/A	P-2 (low)

(1)

Ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities and are indicators of the likelihood of the payment capacity and willingness of an issuer to meet its financial commitment in accordance with the terms of the obligation. The credit ratings assigned by the Rating Agencies are not recommendations to buy, sell, or hold securities in as much as such ratings are not a comment upon the market price of the securities or their stability for a particular investor. The credit ratings assigned to the securities may not reflect the potential impact of all risks on the value of the securities. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a Rating Agency in the future if in its judgment circumstances so warrant.

Moody’s

Moody’s credit ratings are on a long term debt rating scale that ranges from AAA to C, representing the range from highest to lowest quality of such rated securities. The rating of Baa3 obtained from Moody’s in respect of the senior unsecured debt is the fourth highest of nine available rating categories and indicates that the obligations are subject to moderate credit risk. As such, they are considered medium-grade and may possess speculative characteristics. The rating of Ba2 from Moody’s in respect of the Hybrid Notes is characterized as having speculative elements and being subject to substantial credit risk. It is the fifth highest of nine available rating categories. Moody’s appends numerical modifiers 1, 2 and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

S&P

S&P’s credit ratings are on a long term debt scale that ranges from AAA to D, representing the range from highest to lowest quality of such rated securities. The issuer rating of BBB+ obtained from S&P in respect of the corporate rating indicates that the issuer has adequate capacity to meet its financial commitments. The issue ratings of BBB and BBB- from S&P in respect of the senior unsecured debt and the Hybrid Notes, respectively, indicate that the obligations exhibit adequate protection parameters. The issue and issuer rating of BBB is the fourth highest of ten available ratings categories and the addition of a “(+)” or “(-)” designation after a rating indicates the relative standing within a particular category. In each case, however, adverse economic conditions or changing circumstances are more likely to lead to weakened capacity of the obligor to meet its financial commitments on the obligation.

A P-2 (low) rating with respect to Emera’s Series A First Preferred Shares, Series B First Preferred Shares, Series C First Preferred Shares, Series E First Preferred Shares, Series F First Preferred Shares and Series H First Preferred Shares is the third lowest of the three sub-categories within the second highest rating of the eight standard categories of ratings utilized by S&P for preferred shares.

Emera has made, or will make, payments in the ordinary course to the Rating Agencies in connection with the assignment of ratings on both Emera and its securities. In addition, Emera has made customary payments in respect of certain subscription services provided to Emera by the Rating Agencies during the last two years.

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DIVIDENDS

Any dividend payments will be at the Board’s discretion based upon earnings and capital requirements and any other factors as the Board may consider relevant. Emera has an annual dividend growth rate target of four to five per cent through 2021. The Company targets a long-term dividend payout ratio of 70 to 75 per cent, and while the payout ratio is likely to exceed that target in the forecast period, it is expected to return to that range over time.

Emera maintains the Dividend Reinvestment Plan, which provides an opportunity for shareholders to reinvest dividends and to participate in optional cash contributions for the purpose of purchasing common shares. Dividends will reinvest at a discount of up to 5% from the average market price of Emera’s common shares.

The Board approved the payment of the following dividends during the last three completed fiscal years, as summarized in the following table:

Class of Shares	2018	2017	2016
Common Shares (1), (2), (3)	$2.2825	$2.1325	$1.9950

First Preference Shares, Series A	$0.6388	$0.6388	$0.6388

First Preference Shares, Series B	$0.7570	$0.6032	$0.5724

First Preference Shares, Series C (4)	$1.06381	$1.0250	$1.0250

First Preference Shares, Series E	$1.1250	$1.1250	$1.1250

First Preference Shares, Series F	$1.0625	$1.0625	$1.0625

First Preference Shares, Series H (5)	$0.56132	N/A	N/A

(1)	On July 4, 2016, Emera approved an increase in the annual common share dividend rate from $1.90 to $2.09. The first payment was effective August 2016.
(2)	On September 29, 2017, Emera approved an increase in the annual common share dividend rate from $2.09 to $2.26. The first payment was effective November 2017.
(3)	On August 9, 2018, Emera approved an increase in the annual common share dividend rate from $2.26 to $2.35. The first payment was effective November 2018.
(4)	The Series C First Preferred Shares annual dividend rate was reset from $1.0250 to $1.18024 for the five year period commencing August 15, 2018 and ending on (and inclusive of) August 14, 2023.
(5)	The Series H First Preferred Shares with an annual dividend rate of $1.2250 (per share) were issued May 31, 2018

Pursuant to the Income Tax Act (Canada) and corresponding provincial legislation, all dividends paid on common shares and Series A, B, C, E, F, and H First Preferred Shares qualify as eligible dividends.

MARKET FOR SECURITIES

Trading Price and Volume

Emera’s common shares, Series A First Preferred Shares, Series B First Preferred Shares, Series C First Preferred Shares, Series E First Preferred Shares, Series F First Preferred Shares and Series H First Preferred Shares are listed and posted for trading on the TSX under the symbols “EMA”, “EMA.PR.A”, “EMA.PR.B”, “EMA.PR.C”, “EMA.PR.E”, “EMA.PR.F” and “EMA.PR.H”, respectively. Depositary receipts representing common shares of Emera are listed on the BSE under the symbol EMABDR. As at January 22, 2018, depositary receipts representing common shares of Emera were listed on the BISX under the symbol EMAB. The trading volume and high and low price for Emera’s securities for each month of 2018 are set out In Appendix “C” of this AIF.

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DIRECTORS AND OFFICERS

Directors

The following information is provided for each Director of Emera as at December 31, 2018:

Name, Residence, Principal Occupations During the Past Five Years	Director Since(1)	Committees(2)

M. Jacqueline Sheppard (Chair), Calgary, Alberta, Canada

Chair of the Board since May 2014. Director of Alberta Investment Management Corporation (AIMCo), an institutional investment manager. Former Executive Vice President, Corporate and Legal of Talisman Energy Inc. Former Chair of the Research and Development Corporation of the Province of Newfoundland and Labrador, a provincial Crown Corporation. Founder and Lead Director of Black Swan Energy Inc., an Alberta upstream energy company that is private equity financed. Former Director of Cairn Energy PLC, a publicly traded UK-based international upstream company. Director of Seven Generations Energy Ltd., a publicly traded energy company focused on Canadian natural gas development.

	2009	(3)

Scott C. Balfour, Halifax, Nova Scotia, Canada

A Director and President and Chief Executive Officer of Emera since March 29, 2018. Mr. Balfour is a Director of many Emera subsidiaries, including being Chairman of Tampa Electric Company and Nova Scotia Power Inc. He is also a director of Martinrea International Inc. He was Chief Operating Officer from 2016 to 2018, and was Executive Vice President and Chief Financial Officer of Emera from April 2012 to March 2016. From 1994 to 2011 he was Chief Financial Officer and then President of Aecon Group Inc., a Canadian publicly traded construction and infrastructure development company. He is also past Chair of the Ontario Energy Association.

	2018	(4)
James V, Bertram Calgary, Alberta, Canada Chair of the Board, Keyera Corporation. Formerly President and Chief Executive Officer of Keyera from its inception in 2003 until 2015, when he became Executive Chair. Previously Vice President – Marketing for the worldwide operations of Gulf Canada. Director of Methanex Corporation, the world’s largest producer and supplier of methanol to major international markets.	2018	Member of MRCC
Sylvia D. Chrominska, Toronto, Ontario, Canada Former Group Head of Global Human Resources and Communications for The Bank of Nova Scotia, where she had global responsibility for human resources, corporate communications, government relations, public policy and corporate social responsibility of the Scotiabank Group. Former Chair of the Board of Scotia Group Jamaica Limited and Former Chair of the Board of Scotiabank Trinidad and Tobago Limited. A Director of Wajax Corporation and of the Canada Pension Plan Investment Board.	2010	Chair of MRCC
Henry E. Demone, Lunenburg, Nova Scotia, Canada Chairman of High Liner Foods, the leading North American processor and marketer of value-added frozen seafood. Mr. Demone was President of High Liner Foods since 1989 and its President and Chief Executive Officer from 1992 to May 2015. He was interim Chief Executive Officer of High Liner Foods from August 2017 until April 2018. A Director of Saputo Inc.	2014	Member of NCGC and HSEC
Allan L. Edgeworth, Calgary, Alberta Canada Former President of ALE Energy Inc., a private consulting company. Former President and Chief Executive Officer of Alliance Pipeline. Director of AltaGas Ltd.	2005	Member of MRCC; Chair of MRCC

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Name, Residence, Principal Occupations During the Past Five Years	Director Since(1)	Committees(2)

James D. Eisenhauer, FCPA, FCA, Lunenburg, Nova Scotia, Canada

Director of the Company since May 2011 and a member of the Audit Committee since June 2016. Former Chairman of the Board of Directors of Emera’s subsidiary, Nova Scotia Power Inc. President and Chief Executive Officer of AGL Group Holdings Limited, which has holdings in manufacturing and distribution. Member of the Board of Nova Scotia Business Inc. from 2005 to January 2013, serving as Chair from November 2010 to October 2012. Member of the Board of Stelia Aerospace North America Inc. since 2014 and its predecessors since 1987. Member of the Advisory Board of Atlantic Industries Limited and Chair of its Advisory Audit Committee.

	2011	Member of AC
Kent M. Harvey, New York, New York, U.S. Former Chief Financial Officer for PG&E Corporation, an energy-based holding company, and the parent of Pacific Gas and Electric Company, an energy company that serves 16 million Californians across a 70,000 square-mile service area in Northern and Central California.	2017	Member of AC
B. Lynn Loewen, FCPA, FCA, Westmount, Quebec, Canada President of Minogue Medical Inc., a healthcare organization which delivers innovative medical technologies to hospitals and clinics. President of Expertech Network Installation Inc. from 2008 to 2011.	2013	Member of AC and HSEC
Donald A. Pether, Dundas, Ontario, Canada Former Chair of the Board and Chief Executive Officer of ArcelorMittal Dofasco Inc., a Canadian steel producer. Director of Samuel, Son & Co. Ltd. and Schlegel Health Care Inc. Former Chair of the Canadian Steel Producers Association and former member of the board of the American Iron and Steel Institute. Honorary Doctor of Law degree from McMaster University. Member of the Council of Governors for the Art Gallery of Hamilton, the Board of the National Gallery of Canada Foundation and on the Board of the Manning Awards Foundation.	2008	Member of HSEC; Chair of NCGC
John B. Ramil, Tampa, Florida, U.S. Former President and Chief Executive Officer of TECO Energy. Held a variety of leadership positions in his four decades with Tampa Electric. Former member of the board of the Edison Electric Institute, an industry association. Chair of GuideWell Mutual Holding Corporation and Blue Cross and Blue Shield of Florida boards. Member of the Florida Council of 100, the board of the Moffitt Cancer Center Institute and Trustee and past Chair of the University of South Florida. Former member of the board of the Tampa Bay Partnership.	2016	Member of HSEC
Andrea S. Rosen, Toronto, Ontario, Canada Former Vice-Chair of TD Bank Financial Group and President of TD Canada Trust. Director of Manulife Financial Corporation, a Canadian multinational insurance company and financial services provider and Ceridian HCM Holding Inc., a global human capital management software company. Former Director of Alberta Investment Management Corporation. Former Director of Hiscox Ltd., a Bermuda-incorporated specialty insurer listed on the London Stock Exchange.	2007	Chair of AC
Richard P. Sergel, Boston, Massachusetts, U.S. Former President and Chief Executive Officer of the North American Electric Reliability Corporation (NERC). Former President and Chief Executive Officer of National Grid USA from 2000 to 2004. Also former President and Chief Executive Officer of the New England Electric System. Presently a Director of State Street Corporation. Has also served on the boards of the Edison Electric Institute and the Consortium for Energy Efficiency.	2010	Member of NCGC and MRCC
Jochen E. Tilk, Saskatoon, Saskatchewan, Canada Former Executive Chair of Nutrien Inc., a Canadian global supplier of agricultural products and services based in Saskatoon, Saskatchewan. Former President and	2018	Member of AC

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Name, Residence, Principal Occupations During the Past Five Years	Director Since(1)	Committees(2)

Chief Executive Officer of Potash Corporation of Saskatchewan. Previously President and Chief Executive Officer of Inmet Mining Corporation, a Canadian-based, international metals company. Mr. Tilk is a director of AngloGold Ashanti Limited, a publicly listed international gold mining company, headquartered in Johannesburg, South Africa. He is also a director of the Princess Margaret Cancer Foundation, a not-for-profit organization. He is a member the C.D. Howe Institute, and is the former Chair of the board of directors of Canpotex Limited. Former Director of the Fertilizer Institute and the International Fertilizer Association.

(1)	Denotes the year the individual became a Director of Emera. Directors are elected for a one year term which expires at the termination of Emera’s annual general meeting;
(2)	Audit Committee (AC), Nominating and Corporate Governance Committee (NCGC), Management Resources and Compensation Committee (MRCC) and Health, Safety and Environment Committee (HSEC);
(3)	Ms. Sheppard is not a member of any committee but attends all committee meetings as Chair of the Board;
(4)	Mr. Balfour is not a member of any committee as he is the President and Chief Executive Officer of the Company.

Officers

The Officers of Emera as at December 31, 2018 were as follows:

Name and Residence	Principal Occupations During the Past Five Years
Scott C. Balfour President and Chief Executive Officer Halifax, Nova Scotia, Canada	A Director and President and Chief Executive Officer of Emera since March 29, 2018.(1)
Gregory W. Blunden, CPA, CA Chief Financial Officer Halifax, Nova Scotia, Canada	Chief Financial Officer since March 2016. Previously Vice-President, Corporate Strategy & Planning of Emera and before that held the position of EVP, Customer, Business & Financial Services at NSPI.
Robert Hanf Executive Vice-President, Stakeholder Relations and Regulatory Affairs Halifax, Nova Scotia, Canada

Executive Vice-President, Stakeholder Relations and Regulatory Affairs since August 2016. Previously, President and Chief Executive Officer of NSPI until August 2016 and before that Chief Legal Officer of Emera.

Richard C. Janega Chief Operating Officer, Electric Utilities, Canada, US Northeast, and Caribbean Halifax, Nova Scotia, Canada

Chief Operating Officer, Electric Utilities, Canada, US Northeast, and Caribbean since March 31, 2018. Director of NSPI since May 2018. Director and President and CEO of NSPML. Chair of the Board of Emera Maine since 2018. President and CEO of ENL. Chairman and President of ECI and Chairman of both GBPC and BLPC. Former Chief Operating Officer for NSPI.

Bruce A. Marchand Chief Legal and Compliance Officer Halifax, Nova Scotia, Canada	Chief Compliance Officer since December 1, 2014. Chief Legal Officer since January 2012. Prior to January 2012, Senior Partner at the law firm of McInnes Cooper.
R. Michael Roberts Chief Human Resources Officer Halifax, Nova Scotia, Canada

Chief Human Resources Officer of Emera and NSPI since December 1, 2014. Previously, President, Optimum Talent Atlantic of Halifax. Prior to that, Vice President, Corporate Development at Irving Shipbuilding and Vice President, Human Resources at Bell Aliant.

Daniel P. Muldoon Vice-President Project Development and Operations Support Halifax, Nova Scotia, Canada

Vice-President Project Development and Operations. Chairman of the Boards of ENL, EBPC, and NMGC. Director of Emera Maine and NSPML. Formerly Executive Vice-President, Major Renewables and Alternative Energy since May 2014.

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Name and Residence	Principal Occupations During the Past Five Years
Wayne O’Connor Executive Vice-President, Business Development and Strategy Halifax, Nova Scotia, Canada

Executive Vice-President, Business Development and Strategy since December 15, 2017. Previously, Executive Vice-President Corporate Strategy and Planning since March 2016. From October 2012 to February 2016, Executive Vice President Operations, NSPI.

Sarah R. MacDonald Executive Vice-President Corporate Safety and Environment Tampa, Florida, United States

Executive Vice-President Corporate Safety and Environment since December 18, 2017. Also President of TECO Services, Inc. from September 1, 2016. From June 11, 2013 to July 7, 2017 Executive Chairman of ECI From June 30, 2011 to December 1, 2016, President and Chief Executive Officer of GBPC.

Stephen D. Aftanas Corporate Secretary Halifax, Nova Scotia, Canada	Corporate Secretary of Emera and NSPI since September 2008.
(1)	Mr. Balfour’s principal occupations during the past five years are described above in the Directors table.

As at December 31, 2018, the Directors and Officers, in total, beneficially owned or controlled, directly or indirectly, approximately 161,232 common shares or less than 1% of the issued and outstanding shares of Emera.

AUDIT COMMITTEE

The Audit Committee of Emera is composed of the following five members, all of whom are independent Directors: Andrea S. Rosen (Chair), Kent M. Harvey, B. Lynn Loewen, James D. Eisenhauer and Jochen E. Tilk. The responsibilities and duties of the Audit Committee are set out in the Audit Committee’s Charter, a copy of which is attached as Appendix “D” to this AIF.

The Board believes that the composition of the Audit Committee reflects a high level of financial literacy and experience. Each member of the Audit Committee has been determined by the Board to be “financially literate” as such term is defined under Canadian securities laws. The Board has made these determinations based on the education and breadth and depth of experience of each member of the Audit Committee. The following is a description of the education and experience of each member of the Audit Committee that is relevant to the performance of his or her responsibilities as a member of the Audit Committee:

Andrea S. Rosen, Committee Chair

Vice-Chair of TD Bank Financial Group and President, TD Canada Trust from 2002 to 2005. From 2001 to 2002, Executive Vice President of TD Commercial Banking and Vice Chair TD Securities. Before joining TD Bank, was Vice President of Varity Corporation from 1991 to 1994, and worked at Wood Gundy Inc. (later CIBC-Wood Gundy) in a variety of roles from 1981 to 1990, eventually becoming Vice President and Director. Holds a Bachelor of Laws from Osgoode Hall Law School and a Masters of Business Administration from the Schulich School of Business at York University. She received a Bachelor of Arts from Yale University. Ms. Rosen is a Director and member of the Audit Committee of Ceridian HCM Holding Inc., a global human capital management software company, and Director and member of the Audit Committee of Manulife Financial Corporation, an issuer listed on The Toronto Stock Exchange, New York Stock Exchange, The Stock Exchange of Hong Kong, and the Philippine Stock Exchange. Former Director and member of the Audit Committee of Hiscox Ltd., a Bermuda-incorporated specialty insurer listed on the London Stock Exchange, and former Director of Alberta Investment Management Corporation. Member of the Board of Directors of the Institute of Corporate Directors.

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B. Lynn Loewen, FCPA, FCA

President of Minogue Medical Inc., a healthcare organization which delivers innovative medical technologies to hospitals and clinics. Fellow of the Institute of Chartered Accountants, she has served in a number of senior roles at Bell Canada, Air Canada Jazz and Air Nova, and also was the Vice President, Financial Controls for BCE. She has served as Chair of the Audit Committee on the Public Sector Pension Investment Board, and was Chair of the Finance and Administration Committee of Mount Allison University. In January 2018, she was appointed Chancellor of Mount Allison University. She holds a Bachelor of Commerce from Mount Allison University.

James D. Eisenhauer, FCPA, FCA

President and Chief Executive Officer of AGL Group Holdings Limited, which has holdings in manufacturing and distribution. Professional Engineer and a Fellow of the Chartered Professional Accountants of Nova Scotia. Mr. Eisenhauer was a member of the Board of Nova Scotia Business Inc. from 2005 to January 2013, serving as Chair from November 2010 to October 2012. He has also been a member of the Board of Stelia Aerospace North America Inc. since 2014 (and its predecessors, Composites Atlantic Limited since 1993 and Cellpack Aerospace Limited since 1987). He is also on the Advisory Board of Atlantic Industries Limited and is Chair of its Advisory Audit Committee. Mr. Eisenhauer holds a Bachelor of Science from Dalhousie University and a Bachelor of Engineering (with distinction) from the Technical University of Nova Scotia.

Kent M. Harvey

Former Chief Financial Officer for PG&E Corporation, a energy-based holding company headquartered in San Francisco. PG&E Corporation is the parent company of Pacific Gas and Electric Company, one of the largest combined natural gas and electric energy companies in the United States. In over 33 years with PG&E Corporation, Mr. Harvey held progressively senior roles, including Senior Vice President and Chief Financial Officer 2009 to 2015, Senior Vice President, Chief Risk and Audit Officer 2005 to 2009. He was Senior Vice President, Chief Financial Officer and Treasurer with Pacific Gas and Electric Company, a subsidiary of PG&E Corporation, from 2000 to 2005. He holds a Bachelor’s degree in Economics and a Master’s degree in Engineering – Economic Systems, both from Stanford University.

Jochen E. Tilk

Former Executive Chair of Nutrien Inc., a Canadian global supplier of agricultural products and services based in Saskatoon, Saskatchewan. Former President and Chief Executive Officer of Potash Corporation of Saskatchewan. Previously, Mr. Tilk spent 25 years with Inmet Mining Corporation, a Canadian-based, international metals company, with five of those years as the company’s President and Chief Executive Officer. Mr. Tilk is a director of AngloGold Ashanti Limited, a publicly listed international gold mining company, headquartered in Johannesburg, South Africa. He is also a director of the Princess Margaret Cancer Foundation, a not-for-profit organization. He is a member of the C.D. Howe Institute, and is the former Chair of the board of directors of Canpotex Limited. He was a director of the Fertilizer Institute and the International Fertilizer Association. He received his Masters in Mining Engineering from Rheinisch-Westfälische Technische Hochschule, a research university located in Aachen, North Rhine-Westphalia, Germany.

Audit and Non-Audit Services Pre-Approval Process

The Audit Committee is responsible for the oversight of the work of the external auditors. As part of this responsibility, the Audit Committee is required to pre-approve the audit and non-audit services performed by the external auditors in order to assure that they do not impair the external auditors’ independence from the Company. Accordingly, the Audit Committee has adopted an Audit and Non-Audit Pre-Approval Policy, which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the external auditors may be pre-approved.

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Unless a type of service has received the pre-approval of the Audit Committee, it will require specific approval by the Audit Committee if it is to be provided by the external auditors. Any proposed services exceeding the pre-approved cost levels will also require specific approval by the Audit Committee.

Auditors’ Fees

The aggregate fees billed by Ernst & Young LLP, the Company’s external auditors, during the fiscal years ended December 31, 2018 and 2017 respectively, were as follows:

Service Fee	2018 ($)	2017 ($)
Audit Fees (1)	2,540,734	1,711,880
Audit-Related Fees	154,300	461,269
Tax Fees	282,326	468,052
Other	13,500	133,000
Total	2,990,860	2,774,201
(1)

In the first quarter of 2018, Ernst & Young LLP assumed the responsibility as Auditors of Emera’s subsidiary, TECO Energy. Accordingly, the 2018 Audit Fees shown above include the consolidation of such fees for Emera and TECO Energy. For comparison purposes, in 2017 the consolidated Audit Fees, including fees paid to the predecessor auditor, were $4,116,065.

Audit-related fees for Emera relate to accounting and disclosure consultations. Tax fees for Emera relate to the structuring of cross-border financing of Emera’s subsidiaries and affiliates as well as tax compliance services and general tax consulting advice on various matters. Other fees relate to other consulting services.

CERTAIN PROCEEDINGS

To the knowledge of Emera, none of the Directors or Officers of the Company:

(1)	are, as at the date of this AIF, or have been, within ten years before the date of this AIF, a director, chief executive officer or chief financial officer of any company that:

(a)	was subject to an Order that was issued while the Director or Officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to an Order that was issued after the Director or Officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer of chief financial officer;

(2)

are, as at the date of this AIF, or have been within ten years before the date of this AIF, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(3)

have, within the ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed nominee; or

(4)

have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory body or has entered in a settlement agreement with a securities regulatory body, or is subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

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CONFLICTS OF INTEREST

There are no existing or potential material conflicts of interest between Emera or any of its subsidiaries and any director or officer of Emera or any of its subsidiaries.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

To the knowledge of Emera, there are no legal proceedings that individually or together could potentially involve claims against Emera or its subsidiaries for damages totaling 10% or more of the current assets of Emera, exclusive of interest and costs.

During Emera’s most recently completed financial year, there have been no (a) penalties or sanctions imposed against Emera by a court relating to securities legislation or by a securities regulatory authority, (b) other penalties or sanctions imposed by a court or regulatory body against Emera that would likely be considered important to a reasonable investor in making an investment decision, and (c) settlement agreements entered into by Emera before a court relating to securities legislation or with a securities regulatory authority.

NO INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the following persons or companies, namely (a) a Director or Officer of Emera, (b) a person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10 per cent of any class or series of Emera’s outstanding voting securities, or (c) an associate or affiliate of any person or company named in (a) or (b), had a material interest in any transaction involving Emera within Emera’s last three completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect Emera.

MATERIAL CONTRACTS

Emera did not enter into any material contracts outside the ordinary course of business during the year ended December 31, 2018, nor has it entered into any material contracts outside the ordinary course of business prior to the year ended December 31, 2018 that are still in effect as at the date of this AIF.

TRANSFER AGENT AND REGISTRAR

AST Canada acts as Emera’s transfer agent and registrar for Emera’s common shares and first preferred shares. Registers for the registration and transfer of these securities of Emera are kept at AST Canada’s principal offices in Halifax, Montreal and Toronto.

EXPERTS

Ernst & Young LLP are the external auditors of Emera. Ernst & Young LLP report that they are independent within the meaning of the Chartered Professional Accountants of Nova Scotia Code of Professional Conduct, United States federal securities laws and the rules and regulations thereunder, including the independence rules adopted by the SEC pursuant to the Sarbanes-Oxley Act of 2002 (“SOX”), and is in compliance with Rule 3520 of the Public Company Accounting Oversight Board (United States).

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ADDITIONAL INFORMATION

Additional information relating to Emera may be found on SEDAR at www.sedar.com or upon request to the Corporate Secretary, Emera Incorporated, P.O. Box 910, Halifax, N.S., B3J 2W5, telephone (902) 428-6096 or fax (902) 428-6171. Additional information, including Directors’ and Officers’ remuneration and indebtedness, principal holders of Emera’s securities and securities authorized for issuance under equity compensation plans, is contained in Emera’s information circular for the most recent annual meeting of Emera’s common shareholders. Additional financial information is provided in Emera’s financial statements and MD&A for the year ended December 31, 2018.

At any time, Emera will provide to any person upon request to the Corporate Secretary, a copy of the Emera Code of Conduct.

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APPENDIX “A”

Definitions of Certain Terms

For convenience, certain terms used throughout this AIF shall have the following meanings:

“2016 Order” means the June 2016 NMPRC order;

“2019 Notes” means the USD$500 million aggregate principal amount of 2.15% Senior Notes due 2019;

“2021 Notes” means the USD$750 million aggregate principal amount of 2.70% Senior Notes due 2021;

“2026 Notes” means the USD$750 million aggregate principal amount of 3.55% Senior Notes due 2026;

“2046 Notes” means the USD$1.25 billion aggregate principal amount of 4.75% Senior Notes due 2046;

“Acquisition Credit Facilities” means the Company’s non-revolving term credit facilities from a syndicate of banks in an aggregate principal amount of USD$6.5 billion;

“adjusted net income” has the meaning ascribed to it in the “Non-GAAP Financial Measures” section of the MD&A, which is incorporated herein by reference, a copy of which is available electronically under Emera’s profile on SEDAR at www.sedar.com;

“AFUDC” means allowance for funds used during construction and represents the cost of financing regulated construction projects and is capitalized to the cost of property, plant and equipment, where permitted by the regulator;

“AIF” means this 2018 Annual Information Form of Emera;

“AMI” means advanced metering infrastructure;

“APUC” means Algonquin Power & Utilities Corp., a company incorporated under the federal laws of Canada and traded on the TSX under the symbol “AQN”;

“AST Canada” means AST Trust Company (Canada), formerly known as CST Trust Company;

“Atlantic Provinces” means the region of Canada consisting of the Provinces of New Brunswick, Newfoundland and Labrador, Nova Scotia and Prince Edward Island;

“Bahamas DRs” means the DRs listed on BISX;

“Bangor Hydro” means Bangor Hydro Electric Company, a transmission and distribution electric utility company incorporated under the laws of the State of Maine and a wholly-owned, indirect subsidiary of Emera which merged on January 1, 2014 with MPS to form Emera Maine;

“Barbados DRs” means the DRs listed on the BSE;

“Bayside” means a 290 MW gas-fired electricity generating facility in Saint John, New Brunswick.

“Bayside Power LP” means Bayside Power Limited Partnership, a limited partnership governed by the laws of the Province of New Brunswick and wholly-owned directly by Emera, and which owns and operates Bayside;

“BBD” means Barbadian dollars;

“BISX” means The Bahamas International Securities Exchange;

“Bear Swamp” means Bear Swamp Power Company, LLC, a 600 MW pumped storage hydroelectric company incorporated under the laws of the State of Delaware in which Emera indirectly holds a 50% interest;

“BLPC” means Barbados Light & Power Company Limited, a vertically integrated electric utility company incorporated under the laws of Barbados and a wholly-owned, direct subsidiary of ECI;

“Board” means the Board of Directors of Emera;

“Brooklyn Energy” means Brooklyn Power Corporation, a 30 MW biomass co-generation company incorporated under the laws of the Province of Nova Scotia and a wholly-owned direct subsidiary of Emera;

“Brunswick Pipeline” means the pipeline delivering re-gasified natural gas from the Canaport LNG gas terminal near Saint John, New Brunswick to markets in the Northeastern United States, which is owned directly by EBPC. The pipeline travels through southwest New Brunswick and connects with M&NP at the Canada/US border near Baileyville, Maine;

“BSD” means Bahamian dollars;

“BSE” means the Barbados Stock Exchange;

“CAD” means Canadian dollars;

“CAIR” means the Clean Air Interstate Rule;

“Canadian Notes” means the $500 million 2.90 % senior unsecured notes due 2023;

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“Companies Act Relief” means an order of the Nova Scotia Securities Commission pursuant to the Companies Act (Nova Scotia) exempting Emera from the requirement to prepare its annual financial statements in accordance with IFRS;

“Company” means Emera;

“Corporate and Other” means Emera’s consolidated investment in Emera Utility Services, EBPC, Emera Reinsurance and Emera’s non-consolidated investments in ENL, NSP Maritime Link Inc., LIL and M&NP. Corporate and Other also includes other investments and interest revenue on intercompany financings and costs allocated to corporate activities not directly associated with operations; for more information, see the “Corporate and Other” section in the MD&A, which is incorporated herein by reference, a copy of which is available electronically under Emera’s profile on SEDAR at www.sedar.com;

“CSAPR” means Cross-State Air Pollution Rule;

“Debenture Offering” means the sale of the Debentures by the Selling Debentureholder;

“Debentures” means the 4.0% convertible unsecured subordinated debentures of Emera represented by instalment receipts that were issued on September 28 and October 2, 2015 in order to finance a portion of the TECO Transaction;

“Directors” mean the directors of Emera and “Director” means any one of them;

“Dividend Reinvestment Plan” means the Common Shareholders’ Dividend Reinvestment and Share Purchase Plan;

“Domlec” means Dominica Electricity Services Limited, an integrated electric utility on the island of Dominica, incorporated under the laws of the Commonwealth of Dominica, and an indirect subsidiary of Emera, through ECI;

“DR” means a depositary receipt representing common shares of Emera;

“EBH2” means Emera (Barbados) Holdings No. 2 Inc., a company incorporated under the laws of St. Lucia and an indirect wholly-owned subsidiary of Emera;

“EBPC” means Emera Brunswick Pipeline Company Ltd., a company incorporated under the federal laws of Canada and a wholly-owned, indirect subsidiary of Emera;

“ECC” means NSPI Energy Control Center;

“ECI” means Emera (Caribbean) Incorporated, a company incorporated under the laws of Barbados and an indirect subsidiary of Emera and the parent company of BLPC;

“ECRC” means the environmental cost recovery clause;

“EE New England Gas Generation” means Emera Energy Generation II LLC, a company incorporated under the laws of the State of Delaware that indirectly holds the New England Gas Generation Facilities, and a wholly-owned, direct subsidiary of Emera;

“Electricity Plan Act” means the Electricity Plan Implementation (2015) Act (Nova Scotia);

“Emera” means Emera Incorporated, a public company incorporated under the laws of the Province of Nova Scotia and traded on the TSX under the symbol “EMA”;

“Emera Caribbean” means Emera’s direct and indirect ownership interests in ECI, BLPC, Domlec, GBPC and Lucelec;

“Emera Energy” means Emera Energy Incorporated, a wholly-owned, direct subsidiary of Emera, amalgamated under the laws of the Province of Nova Scotia, and Emera Energy Limited Partnership, a wholly-owned subsidiary of Emera formed under the laws of the Province of Nova Scotia, and whose business collectively includes the businesses of Emera Energy Services and Emera Energy Generation;

“Emera Energy Generation” means, collectively, EE New England Gas Generation, Bayside Power LP and Brooklyn Energy;

“Emera Energy Services” or “EES” means Emera Energy Services, Inc., a natural gas and electricity marketing and trading company incorporated under the laws of the State of Delaware and a wholly-owned, indirect subsidiary of Emera Energy Incorporated;

“Emera Florida and New Mexico” means TECO Energy and its holdings, including TEC, NMGC and TECO Finance;

“Emera Guarantee Agreement” means the condition precedent in the FLG term sheet to deliver to the Government of Canada a guarantee of certain payment and performance obligations, which condition precedent was satisfied collectively by the Completion Guarantee and the Payment Obligation Agreement;

“Emera Maine” means the company resulting from the merger of Bangor Hydro and MPS under the laws

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of the State of Maine on January 1, 2014, and a wholly-owned indirect subsidiary of Emera;

“Emera Reinsurance” means Emera Reinsurance Limited, a captive insurance company incorporated under the laws of Barbados and a wholly-owned direct subsidiary of Emera, which provides insurance and reinsurance to Emera and certain affiliates to enable more cost efficient management of risk and deductible levels across Emera.

“Emera Utility Services” means Emera Utility Services Inc., a company incorporated under the laws of the Province of New Brunswick and a wholly-owned direct subsidiary of Emera, which provides utility construction services in the Atlantic Provinces;

“ENL” means Emera Newfoundland and Labrador Holdings Incorporated, a company incorporated under the laws of the Province of Newfoundland and Labrador and a wholly-owned, direct subsidiary of Emera, and the parent company of NSP Maritime Link Inc. and ENL Island Link Inc.;

“ENL Island Link Inc.” means ENL Island Link Incorporated, a company incorporated under the laws of the Province of Newfoundland and Labrador and a wholly-owned, direct subsidiary of ENL;

“EUHL” means Emera Utilities Holdings Ltd., a company incorporated under the laws of Barbados and a wholly owned, indirect subsidiary of Emera and the direct and indirect parent company of ICDU and GBPC;

“Exemptive Relief” means the relief granted to Emera by Canadian securities regulators allowing it to continue to report its financial results in accordance with USGAAP;

“Fair Trading Commission, Barbados” means the independent regulator of BLPC;

“FAM” means the fuel adjustment mechanism established by the UARB;

“FCM” means forward capacity market;

“FERC” means the United States Federal Energy Regulatory Commission;

“Final Instalment” means the remaining $667 per Debenture that was payable on August 2, 2016;

“First Wind” means First Wind Holdings, LLC, a company incorporated under the laws of the State of Delaware;

“FLG” means the loan guarantee pursuant to which the Government of Canada provides financial support to the Maritime Link Project;

“FPSC” means the Florida Public Service Commission, the regulator of Tampa Electric and PGS;

“GBPA” means The Grand Bahama Port Authority, the regulator of GBPC;

“GBPC” means Grand Bahama Power Company Limited, a vertically integrated electric utility company incorporated under the laws of the Commonwealth of The Bahamas and a direct and indirect subsidiary of EUHL;

“Government of Canada Bond Yield” on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and which appears on the Bloomberg Screen GCAN5YR Page on such date; provided that, if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, the Government of Canada Bond Yield will mean the average of the yields determined by two registered Canadian investment dealers selected by the Company as being the yield to maturity on such date (assuming semi-annual compounding) which a Canadian dollar denominated non-callable Government of Canada bond would carry if issued in Canadian dollars at 100% of its principal amount on such date with a term to maturity of five years;

“Government of Canada T-Bill Rate” means, for any quarterly floating rate period, the average yield expressed as a percentage per annum on three month Government of Canada treasury bills, as reported by the Bank of Canada, for the most recent treasury bills auction preceding the applicable floating rate calculation date;

“GRA” means a general rate application;

“GWh” means the amount of electricity measured in gigawatt hours;

“Hybrid Notes” means the USD$1.2 billion unsecured, fixed-to-floating subordinated notes due 2076;

“ICDU” means ICD Utilities Limited, a company incorporated under the laws of the Commonwealth of The Bahamas, and a direct subsidiary of EUHL;

“IFRS” means International Financial Reporting Standards;

“Interest Reset Date” means June 15, 2026, and on every quarter thereafter that the Hybrid Notes are outstanding until their maturity on June 15, 2076;

“IPPs” means independent power producers;

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“IRCD” means the Independent Regulatory Commission, Dominica, the independent regulator of Domlec;

“ISO-NE” means ISO-New England, an independent, non-profit regional transmission organization which oversees the operation of New England’s bulk electric power system and transmission lines, generated and transmitted by its member utilities;

“km” means kilometres;

“Labrador Transmission Assets” means an electricity transmission project in Labrador between Muskrat Falls and Churchill Falls;

“Labrador-Island Transmission Link Project” or “LIL” means an electricity transmission project in Newfoundland and Labrador being developed by Nalcor, which will enable the transmission of the Muskrat Falls energy between Labrador and the island of Newfoundland;

“LNG” means liquefied natural gas;

“Lucelec” means St. Lucia Electricity Services Limited, a company incorporated under the laws of St. Lucia in which Emera holds an indirect 19.1% interest through ECI;

“M&NP” means the Maritimes & Northeast Pipeline, a pipeline that transports natural gas between the Maritime Provinces and New England, in which Emera holds an indirect 12.9% interest;

“MAM” means Maine & Maritimes Corporation, a company incorporated under the laws of the State of Maine, the parent company of MPS, and a wholly-owned, indirect subsidiary of Emera; MAM was dissolved when MPS and Bangor Hydro merged on January 1, 2014, forming Emera Maine;

“Maritime Link” or “NSP Maritime Link Inc.” or “NSPML” means NSP Maritime Link Incorporated, a wholly-owned direct subsidiary of ENL incorporated under the laws of the Province of Newfoundland and Labrador that is developing the Maritime Link Project;

“Maritime Link Project” means the transmission project including two 170-km sub-sea cables between the island of Newfoundland and the Province of Nova Scotia, being developed by NSP Maritime Link Inc.;

“Maritime Provinces” means the region of Canada consisting of the Provinces of Nova Scotia, New Brunswick and Prince Edward Island;

“MD&A” means Emera’s Management’s Discussion and Analysis for the fiscal year ended December 31,

2018, a copy of which is available electronically under Emera’s profile on SEDAR at www.sedar.com;

“MLFT” means Maritime Link Financing Trust, a special purpose funding vehicle formed by Emera;

“Moody’s” means the credit rating agency Moody’s Investor Services, Inc.;

“MPS” means Maine Public Service Company, a transmission and distribution electric utility company incorporated pursuant to the laws of the State of Maine, and a wholly-owned, direct subsidiary of MAM which merged on January 1, 2014 with Bangor Hydro to form Emera Maine;

“MPUC” means the Maine Public Utilities Commission, the independent regulator of Emera Maine;

“MW” means the amount of power measured in megawatts;

“Nalcor” means Nalcor Energy, a company that is incorporated under a special act of the Legislature of the Province of Newfoundland and Labrador as a Crown corporation;

“NB Power” means New Brunswick Power Corporation, a provincial Crown corporation formed under the laws of the Province of New Brunswick, responsible for the generation, transmission and distribution of electricity in the Province of New Brunswick;

“NEB” means the Canadian National Energy Board, the independent regulator of EBPC;

“New England” means the region of the United States consisting of the States of Connecticut, Maine, Massachusetts, New Hampshire, Rhode Island and Vermont;

“New England Gas Generation Facilities” or “NEGG Facilities” means a three-facility, 1,115 MW combined-cycle gas-fired electricity generating investment in the Northeastern United States, comprising Bridgeport Energy (560 MW) in Bridgeport, Connecticut; Tiverton Power (290 MW) in Tiverton, Rhode Island; and Rumford Power (265 MW) in Rumford, Maine;

“NMGC” means New Mexico Gas Company, Inc., a regulated gas distribution utility incorporated under the laws of Delaware and serving customers across New Mexico;

“NMPRC” means the New Mexico Public Regulation Commission, the regulator of NMGC;

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“Northeastern United States” means the region of the United States consisting of New England and the States of New Jersey, New York and Pennsylvania;

“NSPI” or “Nova Scotia Power” means Nova Scotia Power Incorporated, a vertically integrated electric utility incorporated under the laws of the Province of Nova Scotia and a wholly-owned direct and indirect subsidiary of Emera;

“NSPI’s Annual Information Form” means the 2018 Annual Information Form of NSPI dated March 27, 2019, a copy of which is available electronically under NSPI’s profile on SEDAR at www.sedar.com;

“NWP” means Northeast Wind Partners II, LLC, a company formerly owned 51% by First Wind and 49% by Emera. Emera sold its investment in NWP on January 29, 2015;

“Officers” mean the executive officers of Emera and “Officer” means any one of them;

“Order” means a cease trade order, an order similar to a cease trade order or an order that denies a company access to any exemption under securities legislation that is in effect for a period of more than 30 consecutive days;

“Payment Obligation Agreement” means a payment obligation agreement between Emera, NSP Maritime Link Inc. and the Government of Canada, which together with the Completion Guarantee collectively satisfy the requirement in the FLG term sheet to deliver the Emera Guarantee Agreement;

“PGAC” means purchased gas adjustment clause;

“PGS” means the Peoples Gas System Division of TEC, a regulated gas distribution utility, serving customers across Florida;

“Privatization Act” means the Nova Scotia Power Privatization Act, S.N.S., 1992, c.8 - and all amendments thereto;

“Province” means a province of Canada and includes, when the context requires, the provincial government;

“Public Utilities Act” means the Public Utilities Act (Nova Scotia);

“Rating Agencies” means collectively Moody’s and S&P, and “Rating Agency” means any one of the Rating Agencies;

“RECL” means Repsol Energy Canada Ltd.;

“Reorganization Act” means the Nova Scotia Power Reorganization (1998) Act, S.N.S., 1998, c.19 - and all amendments thereto;

“Repsol” means Repsol S.A, the parent company of RECL;

“ROE” means return on equity;

“S&P” means the credit rating agency Standard & Poor’s Rating Services;

“Sable Wind Project” means a 13.8 MW wind farm near Canso, Nova Scotia;

“SeaCoast” means SeaCoast Gas Transmission, LLC, a company incorporated under the laws of the the State of Delaware and a wholly-owned subsidiary of TECO Energy;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” United States Securities Act of 1933, as amended;

“SEDAR” means the System for Electronic Documents Analysis and Retrieval;

“Selling Debentureholder” means Emera Holdings NS Company, a company incorporated under the laws of the Province of Nova Scotia and a wholly-owned direct subsidiary of Emera;

“Series 2016-A Conversion, First Preferred Shares” means the cumulative preferential first preferred shares, Series 2016-A of Emera;

“Series A First Preferred Shares” means the cumulative 5-year rate reset first preferred shares, Series A of Emera;

“Series B First Preferred Shares” means the cumulative floating rate first preferred shares, Series B of Emera;

“Series C First Preferred Shares” means the cumulative rate reset first preferred shares, Series C of Emera;

“Series D First Preferred Shares” means the cumulative floating rate first preferred shares, Series D of Emera;

“Series E First Preferred Shares” means the cumulative redeemable first preferred shares, Series E of Emera;

“Series F First Preferred Shares” means the cumulative rate reset first preferred shares, Series F of Emera;

“Series G First Preferred Shares” means the cumulative floating rate first preferred shares, Series G of Emera;

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“Series H First Preferred Shares” means the cumulative minimum rate reset first preferred shares, Series H of Emera;

“Series I First Preferred Shares” means the cumulative floating rate first preferred shares, Series I of Emera;

“SoBRA” means solar base rate adjustment;

“South Canoe Wind Project” means a 102 MW wind farm near New Russell, Nova Scotia;

“State” means a state of the United States and includes, when the context requires, the state government;

“Tampa Electric” means the Tampa Electric Division of TEC, an integrated regulated electric utility, serving customers in West Central Florida;

“TEC” means Tampa Electric Company, a wholly-owned subsidiary of TECO Energy, incorporated under the laws of the State of Florida with regulated electric and gas utilities in Florida, collectively, Tampa Electric and PGS;

“TECO Energy” means TECO Energy, Inc., an energy-related holding company incorporated under the laws of the State of Florida with regulated electric and gas utilities in Florida and New Mexico;

“TECO Finance” means TECO Finance, Inc., a wholly-owned financing subsidiary of TECO Energy;

“TECO Transaction” means the acquisition by Emera of TECO Energy;

“TSX” means The Toronto Stock Exchange;

“UARB” means the Nova Scotia Utility and Review Board, the independent regulator of NSPI;

“U.S.” or US means the United States of America;

“U.S. Notes” means, collectively, the 2019 Notes, the 2021 Notes, the 2026 Notes and the 2046 Notes;

“U.S. Tax Cuts Act” means the US Tax Cuts and Jobs Act of 2017;

“United States” means the United States of America;

“USD$” means U.S. dollars; and

“USGAAP” means the accounting principles which are recognized as being generally accepted and which are in effect from time to time in the U.S. as codified by the Financial Accounting Standards Board, or any successor institute.

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APPENDIX “B”

Terms and Conditions of Authorized Series of First Preferred Share

The following series of First Preferred Shares have been authorized:

Series A, B, C, D, E, F, G, H and I First Preferred Shares

Holders of the First Preferred Shares are not entitled to attend any meetings of the shareholders of Emera or to vote at any such meeting, except: (i) where entitled by law; (ii) for meetings of the holders of first preferred shares as a class and holders of First Preferred Shares as a series; and (iii) in situations when Emera fails to pay, in the aggregate, eight quarterly dividends on the First Preferred Shares.

In any instance where the holders of First Preferred Shares are entitled to vote, each holder shall have one vote for each Preferred Share, subject to the restrictions described under “Share Ownership Restrictions” below.

Holders of Series A, C, F, and H First Preferred Shares are entitled to receive fixed cumulative preferential cash dividends, as and when declared by the Board, to be reset periodically on established dates to an annualized rate equal to the sum of the then five-year Government of Canada Bond Yield, calculated at the start of the applicable five-year period, and a spread as set forth in the table below (subject, in the case of the Series H preferred shares, to a fixed minimum reset of 4.90%). Holders of the Series A, C, F, and H First Preferred Shares have the right to convert their shares into an equal number of Series B, D, G, and I First Preferred Shares, respectively, subject to certain conditions, on such conversion dates as set forth in the table below.

Holders of Series B, D, G, and I First Preferred Shares will be entitled to receive floating rate cumulative preferential cash dividends, as and when declared by the Board. The dividends are payable quarterly, in the amount per share determined by multiplying the applicable quarterly floating dividend rate, which is the sum of the three-month Government of Canada T-Bill Rate , recalculated quarterly, on the applicable reset date plus a spread as set forth in the table below.

The Series A, C, F, and H First Preferred Shares are redeemable by Emera, in whole or in part under certain circumstances by the payment of cash on the dates set forth in the table below at a price of $25.00 per share plus any accrued and unpaid dividends.

The Series B, D, G, and I First Preferred Shares are redeemable by Emera, in whole or in part under certain circumstances after their respective initial redemption dates by payment in cash as set forth in the table below at a price equal to (i) $25.00 per share together with all accrued and unpaid dividends up to but excluding the date fixed for redemption in the case of redemptions as set out in the table below or (ii) $25.50 per share together with all accrued and unpaid dividends up to but excluding the date fixed for redemption in the case of redemptions on any other date.

Subject to certain conditions including the right of Emera to redeem, holders of the Series A, C, F and H First Preferred Shares, have the right to convert any or all of their Series A, C, F, and H First Preferred Shares into an equal number of Series B, D, G and I First Preferred Shares, respectively. In addition, the Series A, C, F, and H First Preferred Shares may be automatically converted by Emera into Series D, G and I First Preferred Shares, respectively if Emera determines that, following conversion by the holders, there would be less than 1,000,000 Series A First Preferred Shares outstanding.

Subject to automatic conversion conditions including the right of Emera to redeem the Series B, D, G, and I First Preferred Shares, the holders of Series B, D, G, and I First Preferred Shares have the right to convert any or all of their Series B, D, G, and I First Preferred Shares into an equal number of Series A, C, F, and H, First Preferred Shares respectively. In addition, Series B, D, G, and I First Preferred Shares may be automatically converted by Emera into Series A, C, F, and H First Preferred Shares, respectively

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if Emera determines that, following conversion by the holders, there would be less than 1,000,000 Series B, D, G, and I First Preferred Shares outstanding.

Holders of Series E First Preferred Shares will be entitled to receive fixed cumulative preferential cash dividends as and when declared by the Board in the amount of $1.125 per share per annum in perpetuity, subject to certain redemption rights. The Series E First Preferred Shares are redeemable by Emera in whole or in part, at the Company’s option without the consent of the holder, by the payment of: $26.00 per share if redeemed before August 15, 2019; $25.75 per share if redeemed on or after August 15, 2019 but before August 15, 2020; $25.50 per share if redeemed on or after August 15, 2020 but before August 15, 2021; $25.25 per share if redeemed on or after August 15, 2021 but before August 15, 2022; and $25.00 per share if redeemed on or after August 15, 2022; together, in each case, with all accrued and unpaid dividends up to but excluding the date fixed for redemption.

Series of First Preferred Shares	Initial Redemption Date	Redemption/Conversion/Interest Reset dates	Spreads
Series A	August 15, 2015	August 15, 2020 and every fifth year thereafter	1.84%
Series B	August 15, 2020	August 15, 2025 and every fifth year thereafter	1.84%
Series C	August 14, 2018	August 15, 2023 and every fifth year thereafter	2.65%
Series D	–	August 15, 2023 and every fifth year thereafter	2.65%
Series E	August 15, 2018	–	–
Series F	February 15, 2020	February 15, 2025 and every fifth year thereafter	2.63%
Series G	–	February 15, 2025 and every fifth year thereafter	2.63%
Series H	August 14, 2023	August 14, 2028 and every fifth year thereafter	2.54%
Series I	–	August 14, 2028 and every fifth year thereafter	2.54%

Series 2016-A Conversion, First Preferred Shares

The Series 2016-A Conversion, First Preferred Shares were authorized pursuant to the Hybrid Notes offering in June 2016. As at December 31, 2018, there were no Series 2016-A Conversion, First Preferred Shares issued and outstanding.

Holders of Series 2016-A Conversion, First Preferred Shares are not entitled to attend any meetings of the shareholders of Emera or to vote at any such meeting, except: (i) where entitled by law; (ii) for meetings of the holders of first preferred shares as a class and holders of Series 2016-A Conversion, First Preferred Shares as a series; and (iii) in situations when Emera fails to pay, in the aggregate, eight quarterly dividends on the Series 2016-A Conversion, First Preferred Shares.

In any instance where the holders of Series 2016-A Conversion, First Preferred Shares are entitled to vote, each holder shall have one vote for each Series 2016-A Conversion, First Preferred Share, subject to the restrictions described under “Share Ownership Restrictions” below.

Holders of each series of Series 2016-A Conversion, First Preferred Shares will be entitled to receive cumulative preferential cash dividends, if, as and when declared by the Board, at the same rate as would have accrued on the related series of Hybrid Notes (had such Hybrid Notes remained outstanding). The Series 2016-A Conversion, First Preferred Shares do not have a fixed maturity date.

The Series 2016-A Conversion, First Preferred Shares are redeemable by Emera on June 15, 2026. After that date, Emera may redeem at any time all, or from time to time any part, of the outstanding Series 2016-A Conversion, First Preferred Shares, without the consent of the holders, by the payment of an amount in cash for each such share so redeemed of USD$1,000 per share together with an amount equal to all accrued and unpaid dividends thereon.

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APPENDIX “C”

Monthly trading volume and high and low price for Emera’s securities in 2018:

	Common Shares	Depositary Receipts		Series of First Preferred Shares
		Barbados BBD (1)	Bahamas BSD (2)	A	B	C	E	F	H (3)
December 2018 High ($) Low ($) Volume Traded	45.65 41.73 16,433,724	16.90 15.22 0	8.13 8.00 2,009	16.66 14.09 113,969	16.78 14.12 38,372	21.19 18.99 273,778	20.01 18.60 57,995	20.45 17.86 152,704	25.15 22.91 326,042
November 2018 High ($) Low ($) Volume Traded	44.98 39.45 18,936,307	16.50 14.98 0	7.72 7.54 1,826	19.05 16.55 115,419	19.00 16.54 7,904	23.60 20.14 129,706	20.54 19.00 34,425	23.53 19.76 91,764	25.01 23.06 389,494
October 2018 High ($) Low ($) Volume Traded	41.55 38.09 18,591,322	15.51 14.52 0	7.75 7.51 2,323	19.79 18.54 40,215	20.12 18.69 31,000	24.47 23.13 201,962	21.00 20.00 49,476	24.22 23.31 237,088	25.65 24.40 265,363
September 2018 High ($) Low ($) Volume Traded	41.61 39.85 11,595,556	15.81 15.20 0	7.99 7.64 0	19.60 19.26 19,500	19.82 19.49 22,350	24.28 23.80 48,009	21.05 20.86 124,363	24.15 23.76 156,575	25.55 25.00 361,091
August 2018 High ($) Low ($) Volume Traded	42.70 39.46 18,975,177	16.13 14.99 0	8.22 7.52 0	19.97 19.47 68,426	20.00 19.63 15,714	24.28 23.99 109,443	21.10 20.84 25,693	24.31 24.02 40,078	26.04 25.25 226,092
July 2018 High ($) Low ($) Volume Traded	43.15 41.60 11,750,722	16.09 15.73 0	7.76 7.50 291	20.02 18.92 29,590	20.07 19.05 14,338	24.30 23.47 186,525	21.28 20.80 93,784	24.27 23.46 69,177	26.00 25.02 705,298
June 2018 High ($) Low ($) Volume Traded	43.20 39.77 14,435,767	15.95 15.20 0	8.12 7.66 0	19.20 18.91 55,950	19.15 18.93 29,460	24.22 23.57 187,188	21.30 20.57 15,699	23.92 23.47 159,716	25.40 24.90 1,071,647
May 2018 High ($) Low ($) Volume Traded	41.29 39.98 12,628,592	15.80 15.35 0	7.87 7.25 1,235	19.32 18.78 129,285	19.50 18.90 34,491	24.78 23.52 716,390	21.26 20.83 25,009	24.18 23.41 153,920	24.95 24.65 1,345,583
April 2018 High ($) Low ($) Volume Traded	41.79 39.93 9,719,770	16.05 15.46 0	8.28 7.92 0	19.15 18.43 36,044	18.91 18.25 9,770	24.04 23.35 315,364	21.45 21.12 36,445	23.95 23.32 65,005	0.00 0.00 0
March 2018 High ($) Low ($) Volume Traded	41.76 39.94 14,102,687	16.04 15.11 0	8.00 7.75 2,008	19.50 18.75 17,691	19.25 18.95 33,400	24.39 23.55 297,089	21.44 21.03 18,518	24.29 23.52 196,933	0.00 0.00 0
February 2018 High ($) Low ($) Volume Traded	45.34 39.08 20,484,285	18.21 15.55 0	8.21 8.21 65,774	19.87 19.15 26,199	19.60 19.00 11,505	24.75 23.82 134,879	21.65 21.18 27,451	24.68 23.91 209,951	0.00 0.00 0
January 2018 High ($) Low ($) Volume Traded	47.57 45.10 15,136,981	18.73 18.12 0	9.50 9.17 0	19.69 18.40 86,582	19.77 18.50 24,640	24.80 23.90 252,554	21.95 21.29 38,092	24.91 24.13 350,830	0.00 0.00 0

(1)	The Barbados DRs did not trade on the BSE in 2018. The table above represents the high and low trading prices of the Barbados DRs relative to the those of the Emera common shares on the TSX.
(2)

The Bahamas DRs traded on the BISX during 2018. During those months when the Volume Traded was zero (0), the table above represents the high and low trading prices of the Bahamas DRs relative to the those of the Emera common shares on the TSX.

(3)	The Series H First Preferred Shares commenced trading on the TSX on May 31, 2018.

Emera Incorporated – 2018 Annual Information Form	50

APPENDIX “D”

Emera Incorporated

Audit Committee Charter

PART I

MANDATE AND RESPONSIBILITIES

Committee Purpose

There shall be a committee of the Board of Directors (the “Board”) of Emera Inc. (“Emera”) which shall be known as the Audit Committee (the “Committee”). The Committee shall assist the Board in discharging its oversight responsibilities concerning:

-	the quality and integrity of Emera’s financial statements;
-	the effectiveness of Emera’s internal control systems over financial reporting;
-	the internal audit and assurance process;
-	the qualifications, independence and performance of the external auditors;
-	major financial risk exposures;
-	Emera’s compliance with legal requirements and securities regulations in respect of financial statements and financial reporting; and
-	any other duties set out in this Charter or delegated to the Committee by the Board.

1.	Financial Reporting

a)	The Committee shall be responsible for reviewing, assessing the completeness and clarity of the disclosures in, and recommending to the Board for approval:

(i)	the audited annual financial statements of Emera, all related Management’s Discussion and Analysis, and earnings press releases;

(ii)	any documents containing Emera’s audited financial statements; and,

(iii)	the quarterly financial statements, all related Management’s Discussion and Analysis, and earnings press releases.

b)	The Committee shall oversee and assess that adequate procedures are in place for the review of public disclosure of financial information.

2.	External Auditors

a)

The Committee shall evaluate and recommend to the Board the external auditor to be nominated for the purpose of preparing or issuing the auditor’s report or performing other audit, review, or attest services for Emera, and the compensation of such external auditors.

b)

Once appointed, the external auditor shall report directly to the Committee, and the Committee shall oversee the work of the external auditor concerning the preparation or issuance of the auditor’s report or the performance of other audit, review or attest services for Emera.

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c)	The Committee shall be responsible for resolving disagreements between management and the external auditor concerning financial reporting.

d)

At least annually, the Committee shall obtain and review a report by the external auditors describing: (i) the firm’s internal quality control procedures; (ii) any material issues raised by the most recent internal quality control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, with respect to one or more external audits carried out by the firm, and any steps taken to deal with any such issues; and (iii) all relationships between the external auditors and Emera (to assess the auditors’ independence). After reviewing the foregoing report and the external auditors’ work throughout the year, the Committee shall evaluate the auditors’ qualifications, performance, professional skepticism and independence. Such evaluation should include the review and evaluation of the lead audit partner and take into account the opinions of Management and the internal auditor. The Committee shall determine that the external audit firm has a process in place to address the rotation of the lead audit partner and other audit partners serving the account as required under prescribed independence rules. The Committee shall make recommendations to the Board on appropriate actions to be taken which the Committee deems necessary to protect and enhance the independence of the external auditor.

e)

The Committee shall review the experience and qualifications of the audit team, the performance of the external auditor, including assessing their effectiveness and quality of service, annually and, every five (5) years, perform a comprehensive review of the performance of the external auditors over multiple years to provide further insight on the audit firm, its independence and application of professional standards.

f)

The Committee shall regularly review with the external auditors any audit problems or difficulties encountered during the course of the audit work, including any restrictions on the scope of the external auditors’ activities or access to requested information, and Management’s response.

g)

The Committee will review differences that were noted or proposed by the external auditors, but that were considered immaterial or insignificant; and any “management” or “internal control” letter issued, or proposed to be issued.

3.	Non-Audit Services

a)	The Committee shall be responsible for reviewing and pre-approving all non-audit services to be provided to Emera, or any of its subsidiaries, by the external auditor.

b)

The Committee may establish specific policies and procedures concerning the performance of non-audit services by the external auditor so long as the requirements of applicable legislation and regulation are satisfied.

c)

In accordance with policies and procedures established by the Committee, and applicable legislation and regulation, the Committee may delegate the pre-approval of non-audit services to a member of the Committee or a sub-committee thereof.

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4.	Oversight and Monitoring of Audits

a)

The Committee shall review with the external auditor, the internal auditors and Management (i) the audit function generally, (ii) the objectives, staffing, locations, co-ordination, reliance upon Management and internal audit and, (iii) for subsidiaries, reliance on external audit, (iv) general audit approach and scope of proposed audits of the financial statements of Emera and its subsidiaries, (v) the overall audit plans, (vi) the responsibilities of Management, the internal auditors and the external auditor, (vii) the audit procedures to be used and (viii) the timing and estimated budgets of the audits.

b)

The Committee shall discuss with the external auditor any issues that arise with Management or the internal auditors during the course of the audit and the adequacy of Management’s responses in addressing audit-related deficiencies.

c)	The Committee shall review with Management the results of internal and external audits.

d)

The Committee shall take such other reasonable steps as it may deem necessary to oversee that the audit was conducted in a manner consistent with applicable legal requirements and auditing standards of applicable professional or regulatory bodies.

5.	Oversight and Review of Accounting Principles and Practices

The Committee shall oversee, review and discuss with Management, the external auditor and the internal auditors:

a)

the quality, appropriateness and acceptability of Emera’s accounting principles and practices used in its financial reporting, changes in Emera’s accounting principles or practices and the application of particular accounting principles and disclosure practices by Management to new transactions or events;

b)

all significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including the effects of alternative methods within generally accepted accounting principles on the financial statements and any “other opinions” sought by Management from an independent auditor, other than the Company’s external auditors, with respect to the accounting treatment of a particular item, and other material written communications between the external auditors and management;

c)	disagreements between Management and the external auditor or the internal auditors regarding the application of any accounting principles or practices;

d)

any material change to Emera’s auditing and accounting principles and practices as recommended by Management, the external auditor or the internal auditors or which may result from proposed changes to applicable generally accepted accounting principles;

e)	the effect of regulatory and accounting initiatives on Emera’s financial statements and other financial disclosures;

f)

any reserves, accruals, provisions, estimates or Management programs and policies, including factors that affect asset and liability carrying values and the timing of revenue and expense recognition, that may have a material effect upon the financial statements of Emera;

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g)

the use of special purpose entities and the business purpose and economic effect of off-balance sheet transactions, arrangements, obligations, guarantees and other relationships of Emera and their impact on the reported financial results of Emera;

h)

any legal matter, claim or contingency that could have a significant impact on the financial statements, Emera’s compliance policies and any material reports, inquiries or other correspondence received from regulators or governmental agencies and the manner in which any such legal matter, claim or contingency has been disclosed in Emera’s financial statements;

i)	the treatment for financial reporting purposes of any significant transactions which are not a normal part of Emera’s operations.

6.	Hiring Policies

The Committee shall review and approve Emera’s hiring policy concerning partners or employees, as well as former partners and employees, of the present or former external auditors of Emera.

7.	Pension Plans

The Committee shall exercise oversight of the pension plans in accordance with the Pension Oversight Framework adopted by Emera.

8.	Oversight of Finance Matters

a)	The Committee shall review the appointments of key financial executives involved in the financial reporting process of Emera, including the Chief Financial Officer.

b)

The Committee may request for review, and shall receive when requested, material tax policies and tax planning initiatives, tax payments and reporting and any pending tax audits or assessments. The Committee shall review Emera’s compliance with tax and financial reporting laws and regulations.

c)

The Committee shall meet at least annually with Management to review and discuss Emera’s major financial risk exposures and the policy steps Management has taken to monitor and control such exposures, including the use of financial derivatives, hedging activities, and credit and trading risks.

d)

The Committee may review any investments or transactions that the Committee wishes to review, or which the internal or external auditor, or any officer of Emera, may bring to the attention of the Committee within the context of this charter.

e)	The Committee shall review financial information of material subsidiaries of Emera and any auditor recommendations concerning such subsidiaries.

f)

The Committee may request for review, and shall receive when requested, all related party transactions required to be disclosed pursuant to generally accepted accounting principles, and discuss with Management the business rationale for the transactions and whether appropriate disclosures have been made.

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9.	Internal Controls

The Committee shall oversee:

a)

the adequacy and effectiveness of the Company’s internal accounting and financial controls and the recommendations of Management, the external auditor and the internal auditors for the improvement of accounting practices and internal controls; and

b)	management’s compliance with the Company’s processes, procedures and internal controls.

In exercising such oversight, the Committee shall review and discuss each of the foregoing with Management, the external auditor and the internal auditor.

The Committee will carry out the following specific duties:

c)

Review and discuss with the Chief Executive Officer and the Chief Financial Officer the procedures undertaken in connection with the Chief Executive Officer and Chief Financial Officer certifications for the annual and interim filings with applicable securities regulatory authorities.

d)

Review disclosures made by Emera’s Chief Executive Officer and Chief Financial Officer during their certification process for the annual and interim filing with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect Emera’s ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving management or other employees who have a significant role in the Emera’s internal controls.

e)

Discuss with Emera’s Chief Legal Officer at least annually any legal matters that may have a material impact on the financial statements, operations, assets or compliance policies and any material reports or inquiries received by Emera or any of its subsidiaries from regulators or governmental agencies.

10.	Internal Auditor

a)	The lead internal auditor shall report directly to the Committee. The Committee shall:
(i)	approve the appointment of;
(ii)	review the terms of engagement of;
(iii)	provide input into the annual performance evaluation of and compensation payable to;
(iv)	approve the replacement or termination of;

the lead internal auditor. The Committee shall approve the charter, reporting relationship, activities, staffing, organizational structure, and budget of the internal audit department as changes are needed.

b)

The Committee shall review and approve the annual internal audit plan, and all major changes to the plan. The Committee shall review and discuss with the internal auditors the scope, progress, and results of executing the internal audit plan. The Committee shall

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receive reports on the status of significant findings, recommendations, and management’s responses.

c)

The Committee shall meet periodically with the internal auditors to discuss the progress of their activities, any significant findings stemming from internal audits, any issues that arise with Management, and the adequacy of Management’s responses in addressing audit-related deficiencies.

d)

The Committee shall obtain from the internal auditors and review summaries of the significant reports to Management prepared by the internal auditors, and the actual reports if requested by the Committee, and Management’s responses to such reports.

e)	The Committee shall annually receive and review a report on the Chief Executive Officers’ expense accounts.

f)

The Committee may communicate with the internal auditors with respect to their reports and recommendations, the extent to which prior recommendations have been implemented and any other matters that the internal auditor brings to the attention of the Committee.

g)

The Committee shall, annually or more frequently as it deems necessary, evaluate the internal auditors including their activities, organizational structure and qualifications and effectiveness. The internal auditors shall confirm to the Committee that they adhere to applicable professional standards.

h)

The Committee shall review the independence of the internal auditors and shall make recommendations to the Board on appropriate actions to be taken which the Committee deems necessary to protect and enhance the independence of the internal auditors.

11.	Complaints

The Committee shall oversee procedures relating to the receipt, retention, and treatment of complaints received concerning accounting, internal accounting controls, or auditing matters. The Committee shall also review procedures concerning the confidential, anonymous submission of concerns by Emera’s employees relating to questionable accounting or auditing matters.

12.	Other Responsibilities

The Committee shall:

a)	Annually, review insurance programs;

b)	Periodically review Management’s process for identifying non-compliance with legal and regulatory requirements;

c)	Annually receive and review a report on executive officers’ compliance with the Company’s Code of Conduct; and

d)	Perform such other duties and exercise such powers as may be directed or delegated to the Committee by the Board.

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13.	Limitation on Authority

Nothing articulated herein is intended to assign to the Committee the Board’s responsibility to oversee Emera’s compliance with applicable laws or regulations or to expand applicable standards of liability under statutory or regulatory requirements for the Directors or the members of the Committee.

PART II

COMPOSITION

14.	Composition

a)

Emera’s Articles of Association require that the Committee shall be comprised of no less than three directors none of whom may be officers or employees of Emera nor may they be an officer or employee of any affiliate of Emera. In addition, all members of the Committee shall be independent as required by applicable legislation.

b)

The Board shall appoint members to the Committee who are financially literate, as required by applicable legislation, which at a minimum requires that Committee members have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Emera’s financial statements.

c)

Committee members shall be appointed at the Board meeting following the election of Directors at Emera’s annual shareholders’ meeting and membership may be based upon the recommendation of the Nominating and Corporate Governance Committee.

d)

Pursuant to Emera’s Articles of Association, the Board may appoint, remove, or replace any member of the Committee at any time, and a member of the Committee shall cease to be a member of the Committee upon ceasing to be a Director. Subject to the foregoing, each member of the Committee shall hold office as such until the next annual meeting of shareholders after the member’s appointment to the Committee.

e)	The Secretary of the Committee shall advise Emera’s internal and external auditors of the names of the members of the Committee promptly following their election.

PART III

COMMITTEE PROCEDURE

15.	Meetings

a)	Meetings of the Committee may be called by the Chair or at the request of any member. The Committee shall meet at least quarterly.

b)	The timing and location of meetings of the Committee, and the calling of and procedure at any such meeting, shall be determined from time to time by the Committee.

c)	Emera’s internal and external auditors shall be notified of all meetings of the Committee and shall have the right to appear before and be heard by the Committee.

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d)

Emera’s internal or external auditors may request the Chair of the Committee to consider any matters which the internal or external auditors believe should be brought to the attention of the Committee or the Board.

16.	Separate Sessions

a)

The Committee Chair shall meet periodically with the Chief Financial Officer, the lead internal auditor and the external auditor in separate executive sessions to discuss any matters that the Committee or each of these groups believes should be discussed privately.

b)	The Chief Financial Officer, the lead internal auditor and the external auditor shall have access to the Committee to bring forward matters requiring its attention.

c)	The Committee shall meet periodically without Management present.

17.	Quorum

Two members of the Committee present in person, by teleconferencing, or by videoconferencing, or by a combination thereof, will constitute a quorum.

18.	Chair

Pursuant to Emera’s Articles of Association, the Committee shall choose one of its members to act as Chair of the Committee, which person shall not be the Chair of Nova Scotia Power Inc.’s Audit Committee. In selecting a Committee Chair, the Committee may consider any recommendation made by the Nominating and Corporate Governance Committee.

19.	Secretary and Minutes

Pursuant to Emera’s Articles of Association, the Corporate Secretary of Emera shall act as the Secretary of the Committee. Emera’s Articles of Association require that the Minutes of the Committee be in writing and duly entered into Emera’s records, and the Minutes shall be circulated to all members of the Committee. The Secretary shall maintain all Committee records.

20.	Board Relationships and Reporting

The Committee shall:

a)	Review annually the Committee’s Charter;

b)

Oversee the appropriate disclosure of the Committee’s Charter as well as other information concerning the Committee which is required to be disclosed by applicable legislation in Emera’s Annual Information Form and any other applicable disclosure documents;

c)

Report to the Board at the next following board meeting on any meeting held by the Committee, and as required, regularly report to the Board on Committee activities, issues, and related recommendations; and

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d)	Maintain free and open communication between the Committee, the external auditors, internal auditors, and Management, and determine that all parties are aware of their responsibilities.

21.	Powers

The Committee shall:

a)

examine and consider such other matters, and meet with such persons, in connection with the internal or external audit of Emera’s accounts, which the Committee in its discretion determines to be advisable;

b)	have the authority to communicate directly with the internal and external auditors; and

c)

have the right to inspect all records of Emera or its affiliates and may elect to discuss such records, or any matters relating to the financial affairs of Emera with the officers or auditors of Emera and its affiliates.

22.	Experts and Advisors

The Committee may, in consultation with the Chairman of the Board, engage and compensate any outside adviser that it determines necessary in order to carry out its duties.

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